Exhibit 99.7
ENBRIDGE INC.
Consolidated Financial Statements
December 31, 2005

Auditors’ Report
To the Shareholders of
Enbridge Inc.
We have audited the consolidated statements of financial position of Enbridge Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta, Canada	Chartered Accountants
February 1, 2006
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change for the consolidation of variable interest entities described in Note 2 to the consolidated financial statements. Our report to the shareholders dated February 1, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Calgary, Alberta, Canada	Chartered Accountants
February 1, 2006

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(millions of Canadian dollars, except per share amounts)
Year ended December 31,	2005	2004	2003

Revenues
Commodity sales	6,193.5	5,826.3	3,941.3
Transportation	1,938.1	1,695.8	1,560.6
Energy services	321.5	285.7	227.1

	8,453.1	7,807.8	5,729.0

Expenses
Commodity costs	5,728.4	5,184.3	3,593.8
Operating and administrative	1,057.6	1,015.0	800.8
Depreciation and amortization	575.3	525.0	443.0

	7,361.3	6,724.3	4,837.6

	1,091.8	1,083.5	891.4
Income from Equity Investments (Note 9)	116.8	160.3	172.8
Other Investment Income (Note 21)	114.8	101.4	35.4
Gain on Disposal of Assets (Note 5)	—	121.5	239.9
Interest Expense (Note 13)	(539.2)	(525.3)	(492.8)

	784.2	941.4	846.7
Income Taxes (Note 19)	(221.3)	(289.2)	(172.6)

Earnings	562.9	652.2	674.1
Preferred Share Dividends (Note 16)	(6.9)	(6.9)	(6.9)

Earnings Applicable to Common Shareholders	556.0	645.3	667.2

Earnings Per Common Share (Note 16)	1.65	1.93	2.02

Diluted Earnings Per Common Share (Note 16)	1.63	1.91	2.00

The accompanying notes to the consolidated financial statements are an integral part of these statements.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(millions of Canadian dollars, except per share amounts)
Year ended December 31,	2005	2004	2003

Retained Earnings at Beginning of Year	1,840.9	1,511.4	1,128.1
Earnings Applicable to Common Shareholders	556.0	645.3	667.2
Common Share Dividends	(361.1)	(315.8)	(283.9)
Dividends Paid to Reciprocal Shareholders	11.2	—	—
Dividend Reclassification Adjustment (Note 9)	51.2	—	—

Retained Earnings at End of Year	2,098.2	1,840.9	1,511.4

Dividends Paid Per Common Share	1.04	0.92	0.83

The accompanying notes to the consolidated financial statements are an integral part of these statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of Canadian dollars)
Year ended December 31,	2005	2004	2003

Cash Provided By Operating Activities
Earnings	562.9	652.2	674.1

Depreciation and amortization	575.3	525.0	443.0
Equity earnings less than/(in excess of) cash distributions	63.3	(39.2)	(22.1)
Gain on disposal of assets to Enbridge Income Fund	—	—	(239.9)
Gain on reduction of ownership interest	(29.0)	(29.6)	(50.0)
Gain on disposal of investment in AltaGas Income Trust	—	(121.5)	—
Writedown of EGD regulatory receivable	—	—	26.0
Future income taxes	108.1	12.7	85.8
Other	20.3	28.2	21.4
Changes in operating assets and liabilities (Note 22)	(397.4)	(141.1)	(569.8)

	903.5	886.7	368.5

Investing Activities
Acquisitions (Note 6)	(88.6)	(833.9)	(78.3)
Long-term investments	(89.9)	(16.6)	(50.5)
Additions to property, plant and equipment	(680.6)	(496.4)	(391.3)
Proceeds on redemption of Enbridge Commercial Trust preferred units	—	—	24.9
Sale of investment in AltaGas Income Trust (Note 5)	—	346.7	—
Sale of assets to Enbridge Income Fund (Note 5)	—	—	331.2
Affiliate loans	0.7	—	427.2
Change in construction payable	25.4	0.5	(3.7)

	(833.0)	(999.7)	259.5

Financing Activities
Net change in short-term borrowings and short-term debt	(125.1)	738.0	359.8
Net change in non-recourse short-term debt of joint ventures	11.0	—	—
Long-term debt issues	1,020.1	500.0	150.0
Long-term debt repayments	(536.9)	(450.0)	(725.0)
Non-recourse long-term debt issued by joint ventures	6.8	—	538.3
Non-recourse long-term debt repaid by joint ventures	(85.1)	(42.9)	(663.8)
Changes in non-controlling interests	1.4	(2.4)	(4.0)
Preferred securities redeemed	—	(350.0)	—
Common shares issued	53.7	44.4	70.9
Preferred share dividends	(6.9)	(6.9)	(6.9)
Common share dividends	(361.1)	(315.8)	(283.9)

	(22.1)	114.4	(564.6)

Increase in Cash and Cash Equivalents	48.4	1.4	63.4
Cash and Cash Equivalents at Beginning of Year	105.5	104.1	40.7

Cash and Cash Equivalents at End of Year	153.9	105.5	104.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of Canadian dollars)
December 31,	2005	2004

ASSETS
Current Assets
Cash and cash equivalents	153.9	105.5
Accounts receivable and other	1,900.3	1,451.9
Inventory	1,021.4	791.6

	3,075.6	2,349.0
Property, Plant and Equipment, net (Note 7)	10,466.6	9,066.5
Long-Term Investments (Note 9)	1,842.8	2,278.3
Receivable from Affiliate (Note 23)	177.0	171.7
Deferred Amounts and Other Assets (Note 10)	894.2	729.2
Intangibles (Note 11)	252.6	133.9
Goodwill (Note 12)	367.2	31.5
Future Income Taxes (Note 19)	134.9	145.0

	17,210.9	14,905.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	1,074.8	650.6
Accounts payable and other	1,624.8	1,275.9
Interest payable	81.7	83.8
Current maturities and short-term debt (Note 13)	401.2	703.9
Current portion of non-recourse long-term debt (Note 14)	68.2	30.2

	3,250.7	2,744.4
Long-Term Debt (Note 13)	6,279.1	6,053.3
Non-Recourse Long-Term Debt (Note 14)	1,619.9	665.2
Other Long-Term Liabilities	91.7	151.8
Future Income Taxes (Note 19)	1,009.0	797.3
Non-Controlling Interests (Note 15)	691.0	514.9

	12,941.4	10,926.9

Shareholders’ Equity
Share capital
Preferred shares (Note 16)	125.0	125.0
Common shares (Note 16)	2,343.8	2,282.4
Contributed surplus (Note 17)	10.0	5.4
Retained earnings	2,098.2	1,840.9
Foreign currency translation adjustment	(171.8)	(139.8)
Reciprocal shareholding (Note 9)	(135.7)	(135.7)

	4,269.5	3,978.2

Commitments and Contingencies (Note 24)	17,210.9	14,905.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Approved by the Board:

/s/ David A. Arledge	/s/ Robert W. Martin
David A. Arledge Chair	Robert W. Martin Director

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Enbridge Inc. (Enbridge or the Company) is one of North America’s largest energy transportation and distribution companies. Enbridge conducts its business through five operating segments: Liquids Pipelines, Gas Pipelines, Sponsored Investments, Gas Distribution and Services, and International. These operating segments are strategic business units established by senior management to facilitate the achievement of the Company’s long-term objectives, to aid in resource allocation decisions and to assess operational performance.
Liquids Pipelines
Liquids Pipelines includes the operation of the Canadian common carrier pipeline and feeder pipelines that transport crude oil and other liquid hydrocarbons.
Gas Pipelines
Gas Pipelines consists of proportionately consolidated investments in pipelines that transport natural gas including the U.S. portion of the Alliance Pipeline, Vector Pipeline and transmission and gathering pipelines in the Gulf of Mexico.
Sponsored Investments
Sponsored Investments consists of the Company’s investments in Enbridge Energy Partners, L.P. (EEP), Enbridge Energy Management, L.L.C. (EEM) (collectively, the Partnership) and Enbridge Income Fund (EIF). The Partnership transports crude oil and other liquid hydrocarbons through common carrier and feeder pipelines and transports, gathers, processes and markets natural gas and natural gas liquids. EIF is a publicly traded income fund whose primary operations include a 50% interest in the Canadian portion of the Alliance Pipeline and a 100% interest in a crude oil and liquids pipeline and gathering system.
Gas Distribution and Services
Gas Distribution and Services consists of gas utility operations which serve residential, commercial, industrial and transportation customers, primarily in central and eastern Ontario. It also includes natural gas distribution activities in Quebec, New Brunswick and New York State, and the Company’s proportionately consolidated investment in Aux Sable, a natural gas fractionation and extraction business.
The Company’s commodity marketing businesses are also included in Gas Distribution and Services.
International
The Company’s International business consists of two investments in energy delivery projects outside of North America.
1.  SUMMARY O F SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company’s financial statements are described in Note 26. Amounts are stated in Canadian dollars unless otherwise noted.
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements. Actual results could differ from these estimates.
Basis of Presentation
The consolidated financial statements include the accounts of Enbridge Inc., its subsidiaries and its proportionate share of the accounts of joint ventures. Investments in entities which are not subsidiaries or joint ventures, but over which the Company exercises significant influence, are accounted for using the equity method. EIF is consolidated in the accounts of the Company as it is a variable interest entity. The Company is the primary beneficiary of EIF through a combination of the 41.9% equity interest and a preferred unit interest. Other investments are accounted for using the cost method.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company’s gas distribution activities within Gas Distribution and Services are conducted primarily through a wholly-owned subsidiary, Enbridge Gas Distribution Inc. (EGD). In 2004, EGD changed its fiscal year end to December 31, and accordingly, the Company’s financial statements for the year ended December 31, 2004 include 15 months of results for EGD and other gas distribution subsidiaries. Prior to 2004, the fiscal year-end of EGD and certain other gas distribution subsidiaries was September 30 and their results were consolidated on a one quarter lag basis. In respect of 2003, references to “December 31” mean the financial position of EGD as at September 30 and references to the “year ended December 31” mean the results of EGD for the year ended September 30.
Regulation
Certain of the Company’s Liquids Pipelines, Gas Pipelines, and Gas Distribution and Services businesses are subject to regulation by various authorities, including the National Energy Board (NEB), the Federal Energy Regulatory Commission (FERC), the Alberta Energy and Utilities Board (AEUB) and the Ontario Energy Board (OEB). Regulatory bodies exercise statutory authority over matters such as construction, rates and ratemaking, agreements with customers and the underlying accounting practices. In order to recognize the economic effects of the actions of the regulator, the timing of recognition of certain revenues and expenses in these operations may differ from that otherwise expected under generally accepted accounting principles for non rate-regulated entities.
Revenue Recognition
Generally, revenues are recorded when products have been delivered or services have been performed.
However, certain of the operations within Liquids Pipelines, Gas Pipelines and gas distribution operations within Gas Distribution and Services are subject to regulation and, accordingly, there are circumstances where revenues recognized do not match the cash tolls or the billed amounts.
Certain Liquids Pipelines revenues are recognized under the terms of a committed thirty year delivery contract rather than the cash tolls received. On the rate regulated portion of the Company’s main Canadian crude oil pipeline system, revenue is recognized in a manner that is consistent with the underlying agreements as approved by the NEB.
For rate-regulated operations in Gas Pipelines and Sponsored Investments, transportation revenues include amounts related to expenses recognized in the financial statements that are expected to be recovered from shippers in future tolls. No revenue is recognized in a given period for tolls received that do not relate to current period expenses. Differences between the recorded transportation revenue and actual toll receipts give rise to receivable or payable balances.
A significant portion of Gas Distribution and Services operations are subject to rate-regulation and accordingly there are circumstances where the revenues recognized do not match the amounts billed. Revenue is recognized in a manner that is consistent with the underlying rate-setting mechanism as mandated by the OEB. This may result in the recognition of regulatory assets and liabilities. Gas distribution revenues are recorded on the basis of regular meter readings and estimates of customer usage since the last meter reading to the end of the reporting period.
Income Taxes
The regulated activities of the Company recover income tax expense based on the taxes payable method when prescribed by regulators for ratemaking purposes or when stipulated in ratemaking agreements. Therefore, rates do not include the recovery of future income taxes related to temporary differences. Consequently, the taxes payable method is followed for accounting purposes as the Company expects that all future income taxes will be recovered in rates when they become payable.
For all other operations, the liability method of accounting for income taxes is followed. Future income tax assets and liabilities are determined based on temporary differences between the tax bases of assets and liabilities and their carrying values for accounting purposes. Future income tax assets and liabilities are measured using the tax rate that is expected to apply when the temporary differences reverse.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Foreign Currency Translation
The Company has U.S. dollar operations, which are primarily self-sustaining except for certain financing and investing operations. The Company also holds a self-sustaining Euro equity investment in a foreign operation in Spain.
The self-sustaining operations are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated using period-end exchange rates, with revenues and expenses translated using average rates for the period. Gains and losses arising on translation of these operations are included as a separate component of shareholders’ equity.
The remaining foreign operations of the Company, including certain financing and investing operations, are integrated with those of the parent company and are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect on the dates the assets were acquired or liabilities were incurred. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Under this method, gains and losses on translation are reflected in income when incurred.
Cash and Cash Equivalents
Cash and cash equivalents are recorded at cost and include short-term deposits with a term to maturity of three months or less when purchased.
Inventory
Inventory is primarily comprised of natural gas in storage held in EGD. Natural gas in storage is recorded at the prevailing prices approved by the OEB in the determination of customer sales rates. The actual price of gas purchased may differ from the OEB-approved price and includes the effect of natural gas price risk management activities. The difference between the approved price and the actual cost of the gas purchased is deferred in receivables or payables for future disposition by the OEB.
Property, Plant and Equipment
Expenditures for system expansion and major renewals and betterments are capitalized; maintenance and repair costs are expensed as incurred. Interest incurred during the construction period is capitalized. Regulated operations capitalize an allowance for interest during construction and, if approved, an allowance for equity funds used during construction, at rates authorized by the regulatory authorities. Depreciation of property, plant and equipment generally is provided on a straight-line basis over the estimated service lives of the assets commencing when the asset is placed in service.
Intangibles
Intangibles consist primarily of long-term transportation contracts which are amortized on a straight-line basis over the expected lives of the contracts.
Goodwill
Goodwill is not subject to amortization but is tested for impairment at least annually and written down to fair value if the criteria for impairment are met. Goodwill represents the excess of the purchase price over the fair value of net identifiable assets upon acquisition of a business.
Asset Retirement Obligations
The fair value of asset retirement obligations associated with the retirement of long-lived assets is recognized in the period when it can be reasonably determined. The fair value, which approximates the cost a third party would charge in performing the tasks necessary to retire such assets, is recognized at the present value of expected future cash flows and is added to the carrying value of the associated asset and depreciated over the asset’s useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of decommissioning and reclamation. The Company’s estimates of retirement costs could change as a result of changes in cost estimates and regulatory requirements.
For certain of the Company’s assets it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management expects all retirement

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
costs associated with the regulated pipelines will be recovered through tolls in future periods and therefore any liability recorded would be offset by an asset.
Depreciation expense for Gas Distribution and Services operations includes a provision for asset retirement obligations at rates approved by the regulator. Actual costs incurred are charged to accumulated depreciation.
Deferred Amounts and Other Assets
The Company defers certain charges, which the regulatory authorities have permitted or are expected to permit recovery through future rates. Assets are realized and liabilities are settled based on the terms of the regulatory approval once received. The Company recognizes revenues under the terms of a committed long-term delivery contract, which results in a long-term receivable. Other deferred charges are amortized on a straight-line basis over various periods depending on the nature of the charges and include long-term financing and hedging costs, which are amortized over the terms of the related debt or hedged items. The straight-line method of amortization for deferred financing costs approximates the effective interest method.
Derivative Financial Instruments
The Company uses derivative financial instruments and foreign denominated debt to hedge currency risk related to net investments in foreign operations. Gains and losses related to the financial instruments are included in the foreign currency translation adjustment in shareholders’ equity. These financial instruments are recognized in the financial statements of the Company at fair value. The net investment hedge strategy is designed such that as foreign cash distributions are received and the net investment decreases, a related portion of the financial instrument is settled and recognized with the distributions. Changes in the value of foreign denominated debt designated as net investment hedges are also included in the foreign currency translation adjustment.
The Company applies settlement accounting to other derivative financial instruments. Under this method, gains and losses on derivative instruments that qualify for hedge accounting are not recorded until they are realized. The notional amounts are not recorded in the financial statements as they do not represent amounts exchanged by the counterparties. Amounts received or paid related to derivative financial instruments used to hedge energy commodities prices are recognized as part of the cost of the underlying physical purchases on settlement. For other derivative financial instruments used to hedge interest costs, amounts received or paid, including any gains and losses realized upon settlement, are recognized over the term of the hedged item.
If a derivative instrument designated as a hedge ceases to be effective or is terminated, hedge accounting is discontinued and the gain or loss at that date is deferred and recognized concurrently with the related transaction. Subsequent gains and losses from the derivative instrument are recognized in the period they occur. If the anticipated transaction is no longer probable, the gain or loss is recognized immediately.
Post-Employment Benefits
The Company maintains pension plans which provide defined benefit and defined contribution pension benefits. Pension costs and obligations for the defined benefit pension plans are determined using the projected benefit method and are charged to earnings as services are rendered, except for the regulated operations of Gas Distribution and Services, where contributions made to the plan are expensed as paid, consistent with the recovery of such costs in rates. For the defined contribution plans, contributions made by the Company are expensed.
Pension plan assets are measured at fair value. The expected return on pension plan assets is determined using market related values. Market related values have been calculated using the fair value method. Adjustments arising from plan amendments and the transitional amounts recognized upon adoption of the accounting standard are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment or transition. The excess of the net actuarial gain or loss over ten per cent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.
The Company also provides post-employment benefits other than pensions, including group health care and life insurance benefits for eligible retirees, their spouses and qualified dependants. The cost of such benefits is accrued during the years employees render service, except for the regulated operations of Gas Distribution and

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Services where the cost of providing these benefits is expensed as paid, consistent with the recovery of such costs in rates.
The measurement date used to determine the plan assets and the accrued benefit obligation was September 30, 2005.
Stock Based Compensation
Stock options granted after January 1, 2003 are accounted for using the fair value method. Under this method, compensation expense is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized on a straight line basis over the vesting period with a corresponding credit to contributed surplus. Stock options granted prior to January 1, 2003 continue to be accounted for as capital transactions when the options are exercised, which does not give rise to compensation expense.
Performance stock units (PSUs) are accounted for over the three-year term of the PSU’s whereby a liability and expense are recorded based on the number of PSUs outstanding, the current market price of the Company’s shares and the Company’s current performance relative to the specified peer group.
Comparative Amounts
The Company has reclassified the revenues and cost of sales attributable to its marketing business to reflect the gross amounts. Previously, the Company had reported these balances on a net basis. The reclassification reflects changes in the types of transactions undertaken by the business. Prior period comparative amounts have been restated to reflect this change. The change increases Commodity Sales by $1,271.9 million for the year ended December 31, 2004 (2003 — $879.6 million), increases Commodity Costs by $1,267.3 million for the year ended December 31, 2004 (2003 — $873.7 million) and reduces Energy Services revenues by $4.6 million for the year ended December 31, 2004 (2003 — $5.9 million). The reclassification has no impact on operating income, earnings, earnings per share or retained earnings.
Certain other comparative amounts have been reclassified to conform to the current year’s financial statement presentation.
2.  CHANGES IN ACCOUNTING POLICIES
New Accounting Standards
Financial Instruments, Hedging Relationships and Other Comprehensive Income New accounting standards will be in effect for fiscal years beginning on or after October 31, 2006 for hedge accounting, recognition and measurement of financial instruments and disclosure of comprehensive income. The Company is currently investigating the impact of these new standards.
Consolidation of Variable Interest Entities
Effective January 1, 2005 the Company adopted, without restatement of prior periods, the accounting guideline for Consolidation of Variable Interest Entities. This new standard requires the primary beneficiary of a variable interest entity’s activities to consolidate the variable interest entity. The Company is the primary beneficiary of EIF through a combination of a 41.9% equity interest as well as a preferred unit investment that has no voting rights, a stated par value and a 30-year maturity. The preferred units earn a return that is equivalent to the cash distributions per unit to the equity unit holders and are classified as a liability in EIF’s financial statements. Consolidating EIF, a sponsored investment, had the following impact on the consolidated financial statements

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Statement of Financial Position	December 31,
(millions of dollars)	2005

Assets
Cash and cash equivalents	11.1
Accounts receivable and other	28.9
Property, plant and equipment, net	1,218.4
Deferred amounts and other assets	40.1
Intangibles	103.1
Goodwill	308.1

1,709.7
Less: Liabilities
Accounts payable and other	27.7
Current portion of non-recourse long-term debt	27.9
Non-recourse long-term debt	1,012.3
Other long-term liabilities	7.1
Future income taxes	89.2
Non-controlling interests	165.5

1,329.7
380.0
Elimination of investment in EIF	(380.0)

Net financial position impact	nil

Statement of Earnings	Year ended
(millions of dollars)	December 31, 2005

Transportation revenue	249.0
Less: Expenses
Operating and administrative	59.5
Depreciation and amortization	71.4
Other investment income	8.3
Interest expense	61.8
Income taxes	0.6

201.6

47.4
Elimination of EIF investment income	(47.4)

Net earnings impact	nil

Statement of Cash Flows	Year ended
(millions of dollars)	December 31, 2005

Operating activities	62.2
Investing activities	(15.1)
Financing activities	(50.8)

Net cash flow impact	(3.7)

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.  FINANCIAL STATEMENT EFFECTS OF RATE REGULATION
General Information on Rate Regulation and its Economic Effects
A number of businesses within the Company are regulated. The regulators exercise statutory authority over matters such as construction, rates and underlying accounting practices, and ratemaking agreements with customers. The Company’s regulated businesses with significant accounting impacts on the financial statements are described below:
Enbridge System
The primary business activities of the Enbridge System are subject to regulation by the NEB. Tolls are set based on agreements with customers and are filed with the NEB for approval. In 2005, Enbridge and the Canadian Association of Petroleum Producers (CAPP) approved a new incentive tolling settlement (ITS). With the incentive tolling model, Enbridge and shippers share the benefits of cost reductions below agreed levels as well as the benefits of improved quality of service through performance metrics. The new ITS is effective from January 1, 2005 to December 31, 2009 and defines the methodology for calculation of tolls and the revenue requirement on the core component of the Enbridge Mainline System in Canada. In the prior year, tolls were charged in accordance with the previous ITS, in effect from 2000 through 2004. Toll adjustments, for variances from requirements defined in the ITS, are done annually and filed with the regulator for approval.
Athabasca Pipeline
The Athabasca Pipeline is regulated by the AEUB. Tolls are established based on long-term transportation agreements with individual shippers.
Vector Pipeline
Vector Pipeline is an interstate natural gas pipeline regulated by the FERC under the terms of the Natural Gas Act and the Natural Gas Policies Act. Vector operates under a FERC approved tariff that establishes rates, terms and conditions under which it provides services to its customers. Rates are determined using a cost of service methodology. Tariff changes may only be implemented upon approval by the FERC, through two methods. First, the Company may voluntarily seek a tariff change by making a tariff filing, which justifies proposed changes and provides notice, generally 30 days, to the appropriate parties. Under the second method, the FERC may, on its own motion or based on a complaint, initiate a proceeding. Tolls include a return on equity component of 12.96% before tax.
Alliance Pipeline
The US portion of the Alliance Pipeline (Alliance) is regulated by the FERC whereas the Canadian portion of the pipeline is regulated by the NEB. Shippers on Alliance entered into 15-year transportation contracts, expiring in December 2015, with a cost-of-service toll methodology. Alliance estimates the tolls necessary to recover the projected costs of providing transportation service to its shippers in accordance with its transportation contracts and regulations. Toll adjustments are made annually with tolls being submitted to shippers and filed with the regulator. The tolls include a return on equity component of 10.85% after tax for the US portion and 11.25% after tax for the Canadian portion. Alliance tolls are based on a deemed 70% debt and 30% equity structure.
Enbridge Gas Distribution Inc.
The gas distribution operations of EGD are regulated by the OEB. EGD’s rates for 2005 are set under a cost of service methodology that allows revenues to be set to recover EGD’s forecast costs and to earn a rate of return on common equity. Applications for changes to rates are made annually and are submitted by EGD for approval by the OEB.
Forecast costs include gas commodity and transportation, operation and maintenance, depreciation, municipal taxes, interest and income taxes. The rate base is the average level of investment in all recoverable assets used in gas distribution, storage and transmission and an allowance for working capital. Under cost of service, it is the responsibility of EGD to demonstrate to the OEB the prudence of the costs it has incurred. For 2005, EGD’s

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
approved rate of return on the rate base was 8.10% after tax, and the approved rate of return on common equity was 9.57% after tax based on a 35% deemed common equity for regulatory purposes.
Enbridge Gas New Brunswick
Enbridge Gas New Brunswick (EGNB) is regulated by the New Brunswick Board of Commissioners of Public Utilities Board (PUB) and follows a cost of service tolling methodology. An application for rate adjustments is filed annually with the PUB for their approval. For 2005, EGNB’s approved rate of return on the rate base was 9.46% before tax and the approved rate of return on equity was 13% before tax based on equity for regulatory purposes which is capped at 50%.
Regulatory Risk and Uncertainties Affecting Recovery or Settlement
The regulatory assets and liabilities recorded in the financial statements are based upon an expectation of the future actions of the regulator. To the extent that the regulator’s future actions are different from the Company’s expectations, the timing and amount of recovery or settlement of amounts recorded on the statement of financial position could be significantly different from the timing and amounts that are eventually recovered or settled.
Financial Statement Effects
In order to recognize the economic effects of the actions or expected actions of the regulator, the timing of recognition of certain revenues and expenses in these operations may differ from that otherwise expected under GAAP for non rate-regulated entities.
Regulatory assets represent amounts that are expected to be recovered from customers in future periods through the rate-setting process. In the absence of rate regulated accounting, GAAP would not permit deferral of regulatory assets and therefore the earnings impact would be recorded in the period of recovery. Long-term regulatory assets are recorded in Deferred Amounts and Other Assets in the consolidated statement of financial position whereas current regulatory assets are recorded in Accounts Receivable.
Regulatory liabilities represent amounts that are expected to be refunded to customers as a result of the rate-setting process. The GAAP treatment of regulatory liabilities and the resulting earnings impact is the same as that under rate regulated accounting because the liabilities represent contractual obligations. Regulatory liabilities are recorded in Accounts Payable.
Accounting for rate-regulated entities has resulted in recording the following regulatory assets and liabilities:

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(millions of dollars)			Settlement	Earnings
December 31,	2005	2004	Period (years)	Impact[1]

Regulatory Assets and (Liabilities)
Liquids Pipelines
Tolling deferrals[2]	172.3	151.0	1	21.3

Gas Pipelines
Deferred transportation revenue[3]	187.6	170.3	18 - 20	14.6
Transportation revenue adjustment[4]	11.7	12.6	1	(0.3)

Sponsored Investments
Deferred transportation revenue[3]	30.0	—	20	0.1

Gas Distribution and Services
Regulatory deferral[5]	82.7	61.0	35	14.4
Deferred taxes recoverable[6]	14.0	23.9	2	—
Ontario hearing cost[7]	11.9	8.0	2	2.5
Purchased gas variance[8]	28.1	(47.6)	1	49.2
Unaccounted for gas variance[9]	3.0	(32.7)	1	23.2
Deferred rebates[10]	(11.6)	(10.7)	1	(0.6)
Earnings sharing deferral[11]	—	(13.4)	1	—
Transactional services deferral[12]	(13.1)	(1.2)	1	(7.7)

1.	Represents the effect, increase/(decrease), on 2005 after tax earnings as a result of the treatment under rate regulated accounting.

2.	Tolls on the Enbridge System are calculated in accordance with the ITS, System Expansion Program (SEP) II and the Terrace agreement which stipulate that tolls are to be established each year based on capacity as per the ITS, the allowed revenue requirement and the Terrace surcharge. Where actual volumes shipped on the pipeline do not result in collection of the annual revenue requirement, a receivable is recognized and incorporated into tolls in the subsequent year. However, recovery is dependent on volumes shipped since each shipper is only responsible for their pro-rata share of the increase in tolls. In addition, other tolling deferrals arise as determined in accordance with the various agreements.

3.	Deferred transportation revenue is related to the cumulative difference between depreciation expense included in the financial statements of Alliance and Vector Pipelines and depreciation expense included in regulated transportation rates. The companies expect to recover this difference over a number of years, beginning in 2011 and ending in 2025 for Alliance and beginning in 2008 and ending in 2023 for Vector, when depreciation rates as prescribed in the transportation agreements are expected to exceed the depreciation rates applied in the financial statements. This regulatory asset is not included in the rate base upon which the return on equity is calculated.

4.	The transportation revenue adjustment is related to the cumulative difference between actual expenses included in the financial statements of Alliance and estimated expenses included in transportation rates. Differences between actual and estimated costs are recoverable under negotiated long-term transportation agreements with shippers. The transportation revenue adjustment is not included in the rate base upon which the return on equity is calculated.

5.	The PUB has approved a regulatory deferral account to capture the difference between EGNB’s distribution revenues and its cost of service during the development period. The regulatory deferral account balance is to

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
be amortized over a recovery period as approved by the PUB commencing at the end of the development period, currently expected in 2010. In a decision rendered in January 2005, the PUB has indicated that the recovery period would end no sooner than December 31, 2040.

6.	Deferred taxes recoverable relate to the former rental water heater program of EGD. On November 1, 2004, the OEB authorized EGD to collect from ratepayers $23.9 million, after tax, over a three-year period beginning October 1, 2004. No earnings impact resulted during 2005 since all collections from the rate payers in the period were applied towards recovery of the receivable.

7.	Ontario hearing costs represent the amount incurred by EGD on the rate hearing process. EGD has historically been granted approval, by the OEB, for recovery of such hearing costs within one or two years.

8.	Purchased gas variance represents the difference between the actual and estimated cost of gas purchased by EGD, including risk management costs. The estimated cost of gas is approved by the OEB and is built into rates. EGD has historically been granted approval for recovery or refund of this variance within a year.

9.	Unaccounted for gas variance represents the difference between the total gas distributed by EGD and the amount of gas billed or billable to customers for their recorded consumption, to the extent it is different from the estimated amount built into rates. Based on approval from the OEB, EGD has deferred unaccounted for gas and has been granted approval for recovery or refund of this amount in the subsequent year.

10.	Deferred rebates represent an accumulation of amounts that were required by the OEB to be refunded to ratepayers of EGD but remain pending due to the inability to locate certain customers. This amount would be refunded to ratepayers in the following year.

11.	Earnings sharing deferral represents the ratepayer’s portion of EGD’s earnings in excess of the allowed return on equity for 2004 which is required to be refunded to ratepayers as stipulated by the OEB. The 2004 amount of $13.4 million was refunded to ratepayers during 2005.

12.	Transactional services deferral represents the ratepayer portion of excess earnings generated from optimization of storage and pipeline capacity. EGD has historically been required by the OEB to refund the amount to ratepayers in the following year.
Other Items Affected by Rate Regulation
Future Income Taxes
The regulated activities of the Company recover tax expense based on the taxes payable method when prescribed by regulators for ratemaking purposes or when stipulated in ratemaking agreements. Therefore, rates do not include the recovery of future income taxes related to temporary differences. Consequently, the Company does not record future income taxes for these regulated activities as the Company expects that all future income taxes will be recovered in rates when they become payable. GAAP requires the recognition of future income tax liabilities and future income tax assets in the absence of rate regulation.
Net future income tax liabilities recorded of $77.8 million (2004 — $35.9 million) arise from temporary differences related to certain regulatory deferral accounts identified above. Accumulated unrecorded future income taxes of $71.9 million (2004 — $54.1 million) relate to the remaining regulatory deferral accounts identified above. In the absence of rate regulated accounting, regulatory deferrals would not be recorded nor would the associated future income tax liabilities. However, future income taxes associated with certain assets, primarily property, plant and equipment, would be recorded, in the absence of rate regulated accounting, resulting in the recognition of $654.1 million (2004 — $552.6 million) in future income tax liabilities. As a result of these impacts, earnings would decrease by $10.0 million in the year ended December 31, 2005.
Allowance For Funds Used During Construction (AFUDC) and Other Capitalized Costs
AFUDC is included in the cost of property, plant and equipment and is depreciated over future periods as part of the total cost of the related asset. AFUDC for rate-regulated entities includes both an interest component and, if approved by the regulator, a cost of equity component. In the absence of rate regulation, GAAP would permit the capitalization of only the interest component. Therefore, the set up of the equity component as a capitalized asset and the corresponding earnings recognized during the construction phase would not be recognized nor would the subsequent depreciation of the capitalized equity component. It is not possible to make a reasonable estimate of

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
the carrying value of the equity component of AFUDC under the pool method of depreciation, prescribed by certain regulators. Under this method, assets with similar useful lives and other characteristics are grouped and depreciated as a pool of assets.
Under the pool method of accounting, when a fixed asset is retired or otherwise disposed of, no gain or loss is reflected in income. Entities not subject to rate regulation write off the net book value of the retired asset, and include any resulting gain or loss in current operating results. Since the Company does not calculate depreciation expense for individual assets, it cannot identify or quantify gains or losses on the retirement of fixed assets in any given year. Similarly, it cannot state the effect on depreciation expense of using the pool method.
Operating Cost Capitalization
With the approval of the regulator, EGD, capitalizes a percentage of certain operating costs into the rate base on an on-going basis. Such treatment is accorded in recognition of the unique business circumstances faced by rate-regulated entities. EGD is authorized to charge depreciation and earn a rate of return on the net book value of such capitalized costs in future years. In the absence of rate regulated accounting, such overhead costs would need to be charged to the consolidated statement of earnings in the period in which they occurred.
EGD entered into a consulting contract relating to services provided in respect of work and asset management initiatives. The majority of the related costs, primarily consulting fees, are being capitalized to gas mains under property, plant and equipment in accordance with regulatory treatment. At December 31, 2005, $48.1 million (2004 $18.3 million) was included in gas mains, which are depreciated over the average service life of 25 years. In the absence of rate regulated accounting, the majority of these costs would need to be charged to the consolidated statement of earnings in the period in which they occurred.
Pension Plans
The Company maintains a pension plan which provides defined benefit pension benefits. For the regulated operations of Gas Distribution and Services, contributions made to the plan are expensed as paid, consistent with the recovery of such costs in rates. Under GAAP, pension costs and obligations for defined benefit pension plans are determined using the projected benefit method and are charged to earnings as services are rendered. Had pension costs and obligations been recognized, the net pension asset would have increased by $191.8 million (2004 — $163.0 million) at December 31, 2005 and earnings would have decreased by $0.9 million after tax for the year ended December 31, 2005.
Post-Employment Benefits Other than Pensions
The Company also provides for post-employment benefits other than pensions (OPEB). For the regulated operations of Gas Distribution and Services, the cost of providing these benefits are expensed when paid, consistent with the recovery of such costs in rates. Under GAAP, the cost of such benefits is accrued during the years employees render service. Had these costs been accrued, the net OPEB liability would have increased by $60.2 million (2004 — $54.8 million) at December 31, 2005 and earnings would have decreased by $4.0 million after tax for the year ended December 31, 2005.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4.  SEGMENTED INFORMATION

Year ended December 31, 2005
				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate[1]	Consolidated

Revenues	881.0	364.3	249.0	6,947.1	11.7	—	8,453.1
Commodity costs	—	—	—	(5,728.4)	—	—	(5,728.4)
Operating and administrative	(311.4)	(95.5)	(60.1)	(549.3)	(17.5)	(23.8)	(1,057.6)
Depreciation and amortization	(145.6)	(94.3)	(71.5)	(257.3)	(1.2)	(5.4)	(575.3)

	424.0	174.5	117.4	412.1	(7.0)	(29.2)	1,091.8
Investment and other income	(0.9)	5.9	54.7	35.7	97.7	38.5	231.6
Interest and preferred share dividends	(96.5)	(81.9)	(61.8)	(178.8)	—	(127.1)	(546.1)
Income taxes	(97.5)	(38.7)	(45.5)	(90.2)	(3.3)	53.9	(221.3)

Earnings applicable to common shareholders	229.1	59.8	64.8	178.8	87.4	(63.9)	556.0

Year ended December 31, 2004
				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of dollars)	Pipelines	Pipelines	Investments	and Services[2]	International	Corporate[1]	Consolidated

Revenues	872.7	271.7	—	6,631.1	32.3	—	7,807.8
Commodity costs	—	—	—	(5,184.3)	—	—	(5,184.3)
Operating and administrative	(310.1)	(55.1)	—	(577.0)	(38.6)	(34.2)	(1,015.0)
Depreciation and amortization[3]	(145.4)	(65.7)	—	(308.4)	(1.9)	(3.6)	(525.0)

	417.2	150.9	—	561.4	(8.2)	(37.8)	1,083.5
Investment and other income	1.8	0.8	112.2	50.6	81.5	14.8	261.7
Gain on sale of investment	—	—	—	121.5	—	—	121.5
Interest and preferred share dividends	(101.4)	(65.6)	—	(211.1)	(0.2)	(153.9)	(532.2)
Income taxes	(97.7)	(32.3)	(46.0)	(209.3)	0.5	95.6	(289.2)

Earnings applicable to common shareholders	219.9	53.8	66.2	313.1	73.6	(81.3)	645.3

Year ended December 31, 2003
				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of dollars)	Pipelines	Pipelines	Investments	and Services[5]	International	Corporate[1]	Consolidated

Revenues	821.5	222.1	—	4,659.1	26.2	0.1	5,729.0
Commodity costs	—	—	—	(3,593.8)	—	—	(3,593.8)
Operating and administrative	(288.8)	(41.2)	—	(415.9)	(30.5)	(24.4)	(800.8)
Depreciation and amortization	(142.6)	(56.7)	—	(237.6)	(2.0)	(4.1)	(443.0)

	390.1	124.2	—	411.8	(6.3)	(28.4)	891.4
Investment and other income	3.4	36.6	113.1	19.8	78.1	(42.8)	208.2
Gain on sale of assets	—	—	239.9	—	—	—	239.9
Interest and preferred share dividends	(102.1)	(58.7)	—	(162.2)	(0.5)	(176.2)	(499.7)
Income taxes	(77.9)	(32.0)	(118.7)	(115.8)	1.0	170.8	(172.6)

Earnings applicable to common shareholders	213.5	70.1	234.3	153.6	72.3	(76.6)	667.2

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.	Corporate includes new business development activities and investing and financing activities, including general corporate investments and financing costs not allocated to the business segments.

2.	Gas Distribution and Services includes 15 months of results for EGD and other gas distribution businesses, for the year end December 31, 2004. This change eliminated the quarter lag basis of consolidation and resulted in additional earnings of $57.2 million.

3.	Depreciation expense in Gas Distribution and Services includes a $12.4 million impairment loss on the Calmar Gas Plant.

4.	The measurement basis for preparation of segmented information is consistent with the significant accounting policies described in Note 1.

5.	The 2003 results for Gas Distribution and Services for the year end 2003 are on a quarter lag basis, and therefore include the 12 months ended September 30, 2003.

Total Assets
(millions of dollars)
December 31,	2005	2004

Liquids Pipelines	3,594.2	3,410.7
Gas Pipelines	2,321.8	2,310.2
Sponsored Investments	2,451.9	1,116.3
Gas Distribution and Services	7,318.5	6,599.4
International	894.9	958.6
Corporate	629.6	509.9

	17,210.9	14,905.1

Additions to Property, Plant and Equipment
(millions of dollars)
Year ended December 31,	2005	2004	2003

Liquids Pipelines	225.4	83.3	123.4
Gas Pipelines	10.1	10.6	11.3
Sponsored Investments	15.5	—	—
Gas Distribution and Services	427.2	402.1	249.0
International and Corporate	2.4	0.4	7.6

	680.6	496.4	391.3

Geographic Information

Revenues[1]
(millions of dollars)
Year ended December 31,	2005	2004	2003

Canada	6,747.5	6,297.6	4,613.1
United States	1,693.9	1,482.6	1,089.6
Other	11.7	27.6	26.3

	8,453.1	7,807.8	5,729.0

1.	Revenues are attributed to countries based on the country of origin of the product or services sold.

Property, Plant and Equipment
(millions of dollars)
December 31,	2005	2004

Canada	8,246.5	6,819.2
United States	2,216.0	2,241.8
Other	4.1	5.5

	10,466.6	9,066.5

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.  DISPOSITIONS
AltaGas Income Trust (AltaGas)
During 2004, the Company disposed of its investment in AltaGas for cash proceeds of $346.7 million net of underwriting fees, resulting in an after-tax gain of $97.8 million ($121.5 million pre-tax).
Alliance Pipeline Canada and Enbridge Pipelines (Saskatchewan) Inc.
On June 30, 2003, the Company formed EIF, an unincorporated open-ended trust established under the laws of Alberta. On formation, the Company sold its 50% interest in the Canadian segment of the Alliance Pipeline together with its 100% interest in Enbridge Pipelines (Saskatchewan) Inc. to EIF for total proceeds of $905.0 million before working capital adjustments of $20.6 million and transaction costs of $0.2 million. The Company recorded an after-tax gain on the sale of $169.1 million ($239.9 million pre-tax).
6.  ACQUISITIONS
Enbridge Offshore System
On December 31, 2004, the Company acquired offshore natural gas pipeline assets located in the Gulf of Mexico, from Shell US Gas & Power LLC for cash consideration of $754.0 million. The assets are held primarily through joint ventures with ownership interests ranging from 22% to 80%. This acquisition expands the Company’s natural gas pipeline operations. The acquisition has been accounted for using the purchase method with the results of operations included in the consolidated financial statements from December 31, 2004. The value allocated to the assets was determined by an independent appraisal.
Spearhead Pipelines
In September 2003, the Company acquired 90% of the outstanding shares of CCPS Transportation L.L.C., owner of the Spearhead Pipelines (formerly known as the Cushing to Chicago Pipeline System) for $145.8 million. In 2005, the Company acquired the final 10% for $15.4 million (US $12.4 million).
The acquisitions were accounted for using the purchase method and the results of operations have been included in the consolidated statement of earnings from the dates of acquisition. The amounts paid were allocated to property, plant and equipment.
Other
In 2005, the Company acquired interests in other businesses for a total of $91.2 million (2004 - $17.5 million), including $6.8 million paid in common shares of the Company.

	Combined	Offshore
(millions of dollars)	2005	2004

Fair Value of Assets Acquired:
Property, plant and equipment	66.6	591.8
Intangibles	25.7	133.9
Goodwill	30.8	31.5
Other assets	0.7	22.5
Future income taxes	(16.3)	—
Other liabilities	(0.9)	(25.7)

	106.6	754.0

Purchase Price:
Cash (2004, includes cash acquired of $9.5 million)	88.6	752.9
Contingent consideration	11.2	—
Shares issued	6.8	—
Transaction costs	—	1.1

	106.6	754.0

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Factors that contributed to goodwill include the retention of key employees, existing customer base, and the potential to use the assets to accommodate the transportation needs of several proposed liquified natural gas (LNG) regasification projects.
7.  PROPERTY, PLANT AND EQUIPMENT

(millions of dollars)
	Weighted Average		Accumulated
December 31, 2005	Depreciation Rate	Cost	Depreciation	Net

Liquids Pipelines
Pipeline	2.4%	2,468.3	1,173.5	1,294.8
Pumping Equipment, Buildings, Tanks and Other	3.8%	2,263.9	801.3	1,462.6
Land and Right-of-Way	1.9%	36.9	17.9	19.0
Under Construction	—	297.3	2.1	295.2

		5,066.4	1,994.8	3,071.6

Gas Pipelines
Pipeline	4.0%	1,930.9	309.4	1,621.5
Land and Right-of-Way	2.8%	45.1	6.3	38.8
Metering and Other	5.5%	125.5	13.9	111.6
Under Construction	—	22.0	—	22.0

		2,123.5	329.6	1,793.9

Sponsored Investments
Pipeline	3.2%	1,340.2	142.9	1,197.3
Other	9.5%	28.4	7.3	21.1

		1,368.6	150.2	1,218.4
Gas Distribution and Services
Gas Mains	4.1%	2,146.9	462.7	1,684.2
Gas Services	4.5%	1,883.8	473.2	1,410.6
Regulating and Metering Equipment	3.8%	600.8	135.9	464.9
Storage	2.7%	267.7	54.4	213.3
Computer Technology	17.2%	333.9	168.7	165.2
Other	3.8%	516.2	103.0	413.2

		5,749.3	1,397.9	4,351.4

Other	8.8%	58.3	27.0	31.3

		14,366.1	3,899.5	10,466.6

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(millions of dollars)
	Weighted Average		Accumulated
December 31, 2004	Depreciation Rate	Cost	Depreciation	Net

Liquids Pipelines
Pipeline	2.4%	2,534.4	1,118.8	1,415.6
Pumping Equipment, Buildings, Tanks and Other	3.8%	2,255.9	730.4	1,525.5
Land and Right-of-Way	2.1%	38.1	17.5	20.6
Under Construction	—	37.4	—	37.4

		4,865.8	1,866.7	2,999.1

Gas Pipelines
Pipeline	3.8%	1,915.7	239.5	1,676.2
Land and Right-of-Way	3.0%	51.4	5.4	46.0
Metering and Other	5.2%	122.8	13.8	109.0
Under Construction	—	35.8	—	35.8

		2,125.7	258.7	1,867.0

Gas Distribution and Services
Gas Mains	4.0%	1,920.5	377.0	1,543.5
Gas Services	4.5%	1,759.9	426.4	1,333.5
Regulating and Metering Equipment	3.7%	556.6	118.0	438.6
Storage	2.7%	254.7	44.8	209.9
Computer Technology	16.1%	308.5	164.4	144.1
Other	4.7%	574.8	79.1	495.7

		5,375.0	1,209.7	4,165.3

Other	10.7%	61.2	26.1	35.1

		12,427.7	3,361.2	9,066.5

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.  JOINT VENTURES
Enbridge has joint venture interests in the following entities:

(millions of dollars)
	Ownership	Net Assets
December 31,	Interest	2005	2004

Liquids Pipelines
Mustang Pipeline	30.0%	21.7	18.8
Hardisty Caverns	50.0%	34.7	35.5

Gas Pipelines
Alliance Pipeline US	50.0%	415.5	423.0
Vector Pipeline	60.0%	448.4	472.6
Enbridge Offshore Pipelines — various joint ventures	22.0% - 75.0%	503.0	651.5

Sponsored Investment
Alliance Pipeline Canada	50.0%	368.3	—

Gas Distribution & Services
Aux Sable	42.7%	180.7	204.7
CustomerWorks Limited Partnership	70.0%	68.0	59.9
Other	33.0% - 50.0%	34.6	26.2

		2,074.9	1,892.2

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Following is a summary of the impact of the joint ventures on the consolidated financial statements of Enbridge:

(millions of dollars)
Year ended December 31,	2005	2004	2003

Earnings
Revenues	1,402.5	989.7	546.8
Commodity costs	(608.2)	(482.4)	(168.1)
Operating and administrative	(320.7)	(241.3)	(182.1)
Depreciation and amortization	(162.3)	(81.5)	(59.8)
Interest expense	(117.1)	(66.6)	(60.4)
Investment and other income	4.6	2.2	6.7

Proportionate share of net earnings	198.8	120.1	83.1

Cash Flows
Cash provided by operations	271.1	158.7	128.6
Cash (used in)/provided by investing activities	(13.4)	(32.0)	0.7
Cash used in financing activities	(268.0)	(126.0)	(218.1)

Proportionate share of increase/(decrease) in cash and cash equivalents	(10.3)	0.7	(88.8)

(millions of dollars)
December 31,	2005	2004

Financial Position
Current assets	273.7	202.0
Property, plant and equipment, net	3,168.2	2,162.8
Deferred amounts and other assets	245.6	353.5
Current liabilities	(231.8)	(120.2)
Long-term debt	(1,366.0)	(701.4)
Other long-term liabilities	(14.8)	(4.5)

Proportionate share of net assets	2,074.9	1,892.2

Included in the Company’s proportionate share of cash from joint ventures is $16.4 million (2004 — $6.0 million) held in trust, pursuant to finance agreements held by joint ventures.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9.  LONG-TERM INVESTMENTS

(millions of dollars)
	Ownership
December 31,	Interest	2005	2004

Equity Investments
Liquids Pipelines
Chicap Pipeline	22.8%	21.7	23.0

Sponsored Investments
The Partnership	10.9%	738.1	730.1
Enbridge Income Fund	41.9%	—	0.1

Gas Distribution and Services
Noverco	32.1%	28.7	46.0
Other		1.3	3.0

International
Compañía Logistica de Hidrocarburos (CLH)	25.0%	596.1	663.6

Corporate		2.2	2.6

Cost Investments
Liquids
Value Creation		25.0	—
Sponsored Investments
Enbridge Income Fund		—	380.2
Gas Distribution and Services
Noverco		181.4	181.4
Fuel Cell Energy		25.0	25.0
International
OCENSA Pipeline		223.3	223.3

		1,842.8	2,278.3

Equity investments include $560.1 million (2004 — $543.1 million) representing the unamortized excess of the purchase price over the underlying net book value of the investee’s assets at the date of purchase. The excess is attributable to the value of property, plant and equipment within the investees based on estimated fair values and is amortized over the economic life of the assets.
The Partnership
The Company has a combined 10.9% ownership in EEP, through a 2.0% interest in general partner units, a 5.9% direct interest in Class B partnership units, and a 17.2% interest in EEM, which owns 17.5% of EEP through an investment in i-units of EEP for an effective ownership interest of 3.0%.
Although 82.8% of EEM is widely held, the Company has voting control and, therefore, consolidates EEM’s investment in EEP of $491.6 million (2004 — $480.6 million). The Class B partnership units and the general partner units are recorded at $246.5 million (2004 — $249.5 million).
In both 2004 and 2005, EEP completed public issuances of partnership units. As the Company elected not to fully participate in these offerings, its effective interest in EEP was reduced to 10.9% from 11.6% (2004 — 11.6% from 12.2%). This resulted in recognition of a dilution gain of $8.9 million (2004 — $7.6 million), net of tax and minority interest.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Enbridge Income Fund
The Company owns 14,500,000 subordinated units of EIF and 38,023,750 preferred units of Enbridge Commercial Trust (ECT), a subsidiary of EIF, at December 31, 2005. The Company commenced consolidation of EIF on January 1, 2005 in accordance with the new accounting guideline on Consolidation of Variable Interest Entities. Prior to January 1, 2005, EIF was accounted for as an equity investment and the ECT preferred units were accounted for as a cost investment. The market value of the subordinated units of EIF at December 31, 2005 is $210.0 million (2004 — $202.1 million).
At the request of the Company, the ECT preferred units will be repurchased for cancellation in certain specified circumstances by ECT with a repurchase price per ECT preferred unit based on the net issue price realized from the sale (or that could be realized from the sale) of an ordinary trust unit to the public. The ECT preferred units have no voting rights and mature on June 30, 2033 at which time ECT is obligated to redeem all of the outstanding ECT preferred units for a price of ten dollars per unit. The economic terms of these units are similar to those of ordinary common units. As such, the approximate fair value of these preferred units, valued at the December 31, 2005 closing price of $14.48 per ordinary trust unit (2004 — $13.94), is $550.6 million (2004 — $530.1 million).
Noverco
The Company owns a cost investment in Noverco of $181.4 million (2004 — $181.4 million), which is entitled to a cumulative dividend based on the average yield of Government of Canada bonds maturing in more than 10 years plus 4.34%. The fair value of the investment approximates its carrying value as its return is based on a floating rate.
The Company also owns an equity investment in the common shares of Noverco of $28.7 million (2004 — $46.0 million). Noverco holds an approximate 10% reciprocal shareholding in the Company. As a result, the Company has a pro-rata interest of 3.2% (2004 — 3.2%) in its own shares. Both the equity investment in Noverco and shareholders’ equity have been reduced by the reciprocal shareholding of $135.7 million (2004 — $135.7 million). Dividends paid by the Company to Noverco are eliminated from the equity earnings of Noverco.
During the year the Company reclassified $51.2 million in dividends paid to Noverco. The reclassification increased equity investments and retained earnings by $51.2 million and represents the reciprocal portion of dividends paid to Noverco from September 1, 1997 to December 31, 2004. The reciprocal shareholding results in a portion of the dividends paid to Noverco effectively reducing the amount of dividends paid by the Company and reflects an additional investment in Noverco.
CLH
The Company owns a 25% equity interest in CLH, a refined products transportation and storage company in Spain.
Subsequent to the initial purchase of $430.8 million, contingent payments of 46.4 million Euros ($73.2 million) have been made to the vendors pursuant to annual and cumulative volume targets being met, as stipulated in the initial purchase and sale agreement. The final contingent payment of 38.4 million Euros ($53.0 million) has been accrued at December 31, 2005.
OCENSA Pipeline
The Company owns a cost investment in the OCENSA Pipeline of $223.3 million (2004 — $223.3 million), which earns a fixed rate of return. The fair value of this investment is approximately $257.9 million (2004 — $254.3 million), estimated using year-end market information.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income from Equity Investments
(millions of dollars)
Year ended December 31,	2005	2004	2003

Liquids Pipelines	0.8	1.1	1.1
Gas Pipelines	—	—	31.6
Sponsored Investments	48.6	79.5	73.3
Gas Distribution and Services	8.9	29.4	19.9
International	58.5	49.6	45.7
Corporate	—	0.7	1.2

	116.8	160.3	172.8

Consolidated retained earnings at December 31, 2005 include undistributed earnings from equity investments of $12.3 million (2004 — $121.8 million).
10.  DEFERRED AMOUNTS AND OTHER ASSETS

(millions of dollars)
December 31,	2005	2004

Regulatory deferrals	336.3	266.8
Contractual receivables	132.5	118.6
Long-term portion of hedge fair value changes	221.1	179.9
Deferred pension funding	61.7	65.0
Deferred financing charges	42.8	39.5
Other	99.8	59.4

	894.2	729.2

At December 31, 2005, deferred amounts of $129.8 million (2004 — $114.7 million) were subject to amortization. Amortization expense related to deferred amounts in 2005 was $12.5 million (2004 — $13.9 million; 2003 — $18.4 million). Accumulated amortization at the December 31, 2005 is $62.1 million (2004 — $55.6 million).

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.  INTANGIBLE ASSETS

(millions of dollars)
December 31, 2005	Weighted Average
	Amortization		Accumulated
	Rate	Cost	Amortization	Net

Gas Pipelines
Long-term transportation agreements	4.0%	129.7	5.2	124.5
Sponsored Investments
Long-term transportation agreements	4.4%	116.0	12.9	103.1
Gas Distribution and Services
Long-term transportation agreements	4.8%	15.9	—	15.9
Customer lists	7.1%	9.8	0.7	9.1

		271.4	18.8	252.6

(millions of dollars)
December 31, 2004			Accumulated
		Cost	Depreciation	Net

Gas Pipelines
Long-term transportation agreements	4.0%	133.9	—	133.9

Increases to intangible assets in the period include $116.0 million in long-term transportation agreements of Alliance Pipeline Canada, a subsidiary of EIF which is consolidated with Enbridge effective January 1, 2005, $15.9 million in long-term transportation agreements of Leader Wind Corp., acquired on November 21, 2005 and $9.8 million (US$8.4 million) in customer lists of U.S. Oil, acquired on January 6, 2005.
During 2005, amortization expense relating to intangible assets is $11.1 million (2004 — nil, 2003 — nil). Amortization of the Leader Wind Corp. transportation agreements will commence at the in service date, anticipated in 2007.
12.  GOODWILL

(millions of dollars)
			Gas
	Gas	Sponsored	Distribution
	Pipelines	Investments	and Services	Consolidated

Balance at January 1, 2004	—	—	—	—
Acquired in conjunction with Enbridge Offshore Pipelines	31.5	—	—	31.5

Balance at December 31, 2004	31.5	—	—	31.5

Acquired in conjunction with U.S. Oil	—	—	20.1	20.1
Acquired in conjunction with Leader Wind Corp.	—	—	9.9	9.9
Included in EIF consolidation (note 2)	—	308.1	—	308.1
Effects of foreign exchange	(1.6)	—	(0.8)	(2.4)

Balance at December 31, 2005	29.9	308.1	29.2	367.2

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13.  DEBT

(millions of dollars)
	Weighted Average
December 31,	Interest Rate	Maturity	2005	2004

Liquids Pipelines
Debentures	8.20%	2024	200.0	200.0
Medium-term notes	5.73%	2009-2029	673.0	622.8
Other[1]			166.4	90.6

Gas Distribution and Services
Debentures	10.98%	2009-2024	585.0	585.0
Medium-term notes	6.04%	2008-2033	1,190.0	1,230.0
Other			11.7	8.4

Corporate
US Dollar term notes (US$417 million, 2004 — US$275 million)	5.82%	2007-2015	486.2	331.0
Medium-term notes	5.87%	2006-2035	1,988.4	1,692.5
Preferred securities	7.80%	2051	200.0	200.0
Other[2]			1,179.6	1,796.9

Total Debt			6,680.3	6,757.2

Current maturities of long-term debt			401.2	530.2
Other short-term debt			—	173.7

Current Maturities and Short-Term Debt			401.2	703.9

Long-Term Debt			6,279.1	6,053.3

1.	Primarily commercial paper borrowings.

2.	Primarily commercial borrowings. Includes US$256.9 million (2004 — US$585.0 million).
Short-term debt of $1,340.5 million (2004 — $1,361.1 million) is supported by the availability of long-term committed credit facilities and has been classified as long-term debt.
Long-term debt maturities for the years ending December 31, 2006 through 2010 are $401.2 million, $337.1 million, $452.7 million, $350.9 million and $601.1 million, respectively.
The Company has $200.0 million of 7.8% Preferred Securities outstanding. The Preferred Securities may be redeemed at the Company’s option, in whole or in part, after February 15, 2007, being the fifth anniversary of their issue. The Company has the right to defer, subject to certain conditions, payments of distributions on the securities for up to 20 consecutive quarterly periods. Deferred and regular distribution amounts are payable in cash or, at the option of the Company, in common shares of the Company.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Interest Expense
(millions of dollars)
Year ended December 31,	2005	2004	2003

Long-term debt	382.8	442.8	409.4
Non recourse long-term debt	112.1	54.5	58.7
Commercial paper and other short-term debt	40.6	21.7	20.2
Short-term borrowings	12.7	10.5	9.6
Capitalized	(9.0)	(4.2)	(5.1)

	539.2	525.3	492.8

In 2005, total interest paid was $537.1 million (2004 — $549.3 million; 2003 — $508.6 million).

Credit Facilities
(millions of dollars)
December 31, 2005	Expiry Dates	Available	Drawdowns

Liquids Pipelines	2006	150.0	—
Gas Distribution and Services	2006	1,105.8	303.5
Corporate	2006 - 2010	2,199.0	—

		3,454.8	303.5

Credit facilities carry a weighted average standby fee of 0.095% per annum on the unutilized portion and drawdowns bear interest at prevailing market rates. The credit facilities serve as a backstop to the commercial paper programs and the Company has the option, at its sole discretion, to extend the facilities from 2006 to 2007 should lenders fail to renew their credit commitments.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14.  NON-RECOURSE DEBT

(millions of dollars)
December 31,	2005	2004

Gas Pipelines
Credit Facilities of Alliance Pipeline US (US$7.7 million, 2004 — US$8.9 million)	8.9	10.6
Senior Notes of Alliance Pipeline US
7.770% due 2015 (US$128.8 million, 2004 — US$134.7 million)	150.1	162.1
6.996% due 2019 (US$131.8 million, 2004 — US$143.2 million)	153.7	172.3
7.877% due 2025 (US$100.0 million, 2004 — US$100.0 million)	116.6	120.4
4.591% due 2025 (US$134.5 million, 2004 — US$140.6 million)	156.8	169.3
Capital leases obligations	—	0.8

	586.1	635.5
Gas Distribution and Services
Term debt of Aux Sable (US$4.2 million)	4.9	—
Capital leases obligations	56.9	59.9

	61.8	59.9
Sponsored Investments
Credit Facility of Enbridge Income Fund	11.0	—
Credit Facility of Alliance Pipeline Canada	24.1	—
Medium Term Notes of Enbridge Income Fund
4.19% due 2009	100.0	—
5.25% due 2014	90.0	—
Senior Notes of Alliance Pipeline Canada
7.230% due 2015	126.5	—
7.181% due 2023	186.7	—
7.217% due 2025	149.2	—
6.765% due 2025	178.8	—
5.546% due 2023	120.4
Fair value increment on long-term debt acquired	53.5

	1,040.2	—
Current Maturities	(68.2)	(30.2)

	1,619.9	665.2

Long-term debt maturities on non-recourse borrowings for the years ending December 31, 2006 through 2010 are $68.2 million, $60.4 million, $99.7 million, $171.9 million and $78.2 million, respectively.
Alliance Pipeline US
Interest and principal repayments on the Senior Notes are payable semi-annually each June 30 and December 31; principal repayments on the 7.877% Senior Notes commence June 2019. Principal repayments are closely tied to the recovery rates for capital depreciation and income taxes contained in the transportation agreements.
Aux Sable
The term debt of Aux Sable is for capital funding, bears interest at Libor plus 2%, and is repayable 20% on the third and fourth anniversaries, 2008 and 2009, respectively, and 60% on the fifth anniversary, 2010.
Enbridge Income Fund
The Medium Term Notes (MTNs) are redeemable by EIF prior to maturity, in whole or in part, at the option of EIF by giving at least 30 days, and not more than 60 days, notice to the holders, at the Government of Canada yield plus 0.14% and 0.25% for the Series 1 and Series 2 MTNs, respectively. Interest on the MTNs is payable semi-annually in June and December.
The Senior Notes may be redeemed by Alliance Pipeline Canada at any time at a price equal to the greater of (i) the applicable Government of Canada yield price plus a premium and (ii) par, together with accrued interest.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Alliance Pipeline Canada may be required to redeem the Senior Notes, in whole or in part, from proceeds received under insurance claims or other claims for damages if the proceeds are not applied to repair or rebuild the Alliance pipeline system.
Interest on the Senior Notes is payable semi-annually in June and December. Principal repayments are closely tied to the recovery rates for depreciation contained in the transportation agreements.
15.  NON-CONTROLLING INTERESTS

(millions of dollars)
December 31,	2005	2004

EEM	370.1	369.8
EGD preferred shares	100.0	100.0
EIF	165.5	—
Other	55.4	45.1

	691.0	514.9

Non-controlling interest in EEM represents 82.8% of the listed shares of EEM.
The 4,000,000 4.82% Cumulative Redeemable EGD Preferred Shares are entitled to fixed, cumulative, preferential dividends which gives them a priority claim on the assets of EGD prior to the common shareholder, Enbridge. Subsequent to July 1, 2009, EGD may, at its option, redeem all or a portion of the outstanding preferred shares for $25.00 plus all accrued and unpaid dividends to the redemption date.
Non-controlling interest in EIF represents 58.1% of EIF held by ordinary unitholders.
16.  SHARE CAPITAL
The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares.

Common Shares
(millions of dollars; number of common shares in millions)
December 31,	2005		2004		2003
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount

Balance at beginning of year	346.2	2,282.4	343.8	2,238.0	339.4	2,169.0
Exercise of stock options	2.1	40.0	2.0	33.4	3.6	51.9
Dividend Reinvestment and Share Purchase Plan	0.4	14.6	0.4	11.0	0.8	17.1
Issued for business acquisition	0.2	6.8	—	—	—	—

Balance at end of year	348.9	2,343.8	346.2	2,282.4	343.8	2,238.0

The fair value based method to expense stock options has been applied on a prospective basis since
January 1, 2003. Stock-based compensation expense from fixed stock options and performance-based options is recognized in earnings over the vesting period with a corresponding increase in contributed surplus. Contributed surplus is decreased and share capital is increased for the proceeds from the exercise of these options.
Preferred Shares
The 5,000,000 5.5% Cumulative Redeemable Preferred Shares, Series A are entitled to fixed, cumulative, preferential dividends of $1.375 per share per year, payable quarterly. Subsequent to December 31, 2005, the Company may, at its option, redeem all or a portion of the outstanding preferred shares for $25.50 if redeemed on

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
or prior to December 1, 2006; $25.25 if redeemed on or prior to December 1, 2007; and $25.00 if redeemed thereafter, in each case with all accrued and unpaid dividends to the redemption date.
Earnings Per Common Share
Earnings per common share is calculated by dividing earnings applicable to common shareholders by the weighted average number of common shares outstanding. The weighted average number of shares outstanding has been reduced by the Company’s pro-rata weighted average interest in its own common shares of 10.6 million shares (2004 — 10.6 million shares), resulting from the investment in Noverco.
The treasury stock method is used to determine the dilutive impact of stock options. This method assumes that any proceeds from the exercise of stock options would be used to purchase common shares at the average market price during the period.

(number of common shares in millions)
December 31,	2005	2004	2003

Weighted average shares outstanding	337.4	334.4	331.0
Effect of dilutive options	3.8	2.8	2.8

Diluted weighted average shares outstanding	341.2	337.2	333.8

For the year ended December 31, 2004, 1,750,800 stock options with a weighted average exercise price of $25.73 were excluded from the diluted earnings per share calculation. Stock options are excluded when the exercise price exceeds the average share price for the period. For the years ended December 31, 2005 and 2003, no stock options were excluded from the diluted earnings per share calculations.
Stock Split
On May 5, 2005, shareholders approved a two-for-one split of the common shares of the Company. All references to common shares, earnings per common share, diluted earnings per common share, stock options and performance stock units have been retroactively restated to reflect the impact of the stock split.
Dividend Reinvestment and Share Purchase Plan
Under the plan, registered shareholders may reinvest dividends in common shares of the Company or make optional cash payments to purchase additional common shares, in either case free of brokerage or other charges.
Shareholder Rights Plan
The Shareholder Rights Plan is designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.
17.  STOCK OPTION AND STOCK UNIT PLANS
The Company maintains two plans for long-term incentive compensation: the Incentive Stock Option Plan (2002) and the Performance Stock Unit (PSU) Plan (2004). The Company’s Incentive Stock Option Plan includes fixed stock options and performance-based stock options. A maximum of 30 million common shares are reserved for issuance under this plan. The PSU Plan grants notional units equivalent to one Enbridge common share.
Fixed Stock Options
Key employees are granted options to purchase common shares that are exercisable at the market price of the common shares at the date the options are granted. Generally, options vest in equal annual installments over a four-year period and expire ten years after the issue date. Outstanding stock options expire over a period ending

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
no later than June 16, 2015. Compensation expense recorded for the year ended December 31, 2005 for fixed stock options is $5.5 million (2004 — $3.7 million) and is included in operating and administrative expenses.

Outstanding Fixed Stock Options
(options in thousands; exercise price in dollars)
December 31,	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price	Number	Price	Number	Price

Options at beginning of year	9,650	19.86	9,482	17.98	10,084	16.08
Options granted	1,533	31.70	1,782	25.74	2,084	20.83
Options exercised	(1,617)	17.51	(1,558)	15.04	(2,488)	13.32
Options cancelled or expired	(132)	26.39	(56)	23.65	(198)	19.94

Options at end of year	9,434	22.09	9,650	19.86	9,482	17.98

Options vested	5,248		5,042		4,638

Fixed Stock Option Characteristics
(options in thousands; exercise price in dollars)
December 31, 2005
	Options Outstanding			Options Vested
		Weighted
		Average	Weighted		Weighted
Exercise	Number	Remaining	Average	Number	Average
Price Range	(000's)	Life (years)	Exercise Price	(000's)	Exercise Price

10.00 - 14.99	1,051	3.73	12.88	1,051	12.88
15.00 - 19.99	2,034	4.28	18.16	2,034	18.16
20.00 - 24.99	3,225	6.65	21.29	1,793	21.39
25.00 - 29.99	1,638	8.11	25.74	370	25.74
30.00 - 33.55	1,486	9.10	31.70	—	—

	9,434			5,248

Performance-based Options
The Plan provides for the grant of performance-based options to executive officers that become exercisable when both performance targets and time requirements have been met. As of December 31, 2005, all performance targets have been met. Time requirements are fulfilled in equal annual installments over a five-year term. Options not yet vested will vest no later than September 2007.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Outstanding Performance-based Options
(options in thousands; exercise price in dollars)
December 31,	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price	Number	Price	Number	Price

Options at beginning of year	2,555	20.68	2,992	20.03	4,090	18.87
Options exercised	(450)	16.51	(437)	16.20	(1,098)	15.69

Options at end of year	2,105	21.57	2,555	20.68	2,992	20.03

Options vested	1,457	20.87	936	16.41	1,372	16.34

At December 31, 2005, the exercise prices of outstanding performance-based stock options ranged from $15.68 to $23.15 (2004 — $15.68 to $23.15; 2003 — $15.68 to $23.15). Outstanding performance-based stock options will expire over a period ending no later than September 16, 2010.
Performance Stock Units
During the year ended December 31, 2004 the Company implemented a PSU Plan for senior officers. Any cash awards under the PSU Plan are paid out at the end of a three-year performance cycle. Awards are calculated by multiplying the number of units outstanding at the end of the performance period by the Company’s share price at the time and by a performance multiplier as determined by the Company’s total shareholder return over the three-year performance period relative to a specified peer group of companies. The performance multiplier ranges from 0, if the Company’s performance fails to meet threshold performance levels, to a maximum of 2, if the Company outperforms its peer group. During the three-year period, the number of PSUs outstanding is increased to include additional PSUs equal to the number of additional shares that would have been received had the PSUs been treated as shares enrolled in the Dividend Reinvestment Plan (DRIP).

Outstanding Performance Stock Units

December 31,	2005	2004

Units at beginning of year	67,688	—
Units granted	130,130	65,950
Units cancelled	(3,265)	—
DRIP	6,099	1,738

Units at end of year	200,652	67,688

Of the total PSUs outstanding at December 31, 2005, 69,766 units have a performance period ending March 8, 2007 and 130,886 units have a performance period ending January 1, 2008. Compensation expense recorded for the year ended December 31, 2005 for PSUs is $2.5 million (2004 — $0.5 million) and is included in operating and administrative expenses. An estimated performance multiplier of 1 (2004 — 1) has been used in determining the expense during the period based upon historical performance.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Pro forma Compensation Expense
If the Company had used the fair-value based method to account for fixed stock options and performance-based stock options granted in fiscal 2002, earnings and earnings per share would have been as follows:

(millions of dollars, except per share amounts)
Year ended December 31,	2005	2004	2003

Earnings applicable to common shareholders
As reported	556.0	645.3	667.2
Total stock-based compensation expense[1]	(12.0)	(8.2)	(5.9)
Included as an expense in the statement of earnings[2]	8.0	4.2	1.9

Pro forma	552.0	641.3	663.2

Earnings per common share
As reported	1.65	1.93	2.02

Pro forma	1.64	1.92	2.00

Diluted earnings per common share
As reported	1.63	1.91	2.00

Pro forma	1.62	1.90	1.98

1.	Total stock-based compensation expense if the fair value based method to expense all outstanding stock options had been applied since January 1, 2002.

2.	Stock-based compensation recognized as an expense in the statement of earnings for options and performance stock units granted in 2003 through 2005 as a result of the adoption of the fair-value based method January 1, 2003.
The Black-Scholes model was used to calculate the fair value of fixed stock. Significant assumptions used in these models are as follows:

Year ended December 31,	2005	2004	2003

Fair value per option	$5.31	$3.85	$4.23
Valuation assumptions
Expected option term (yrs)	8	8	8
Expected volatility	16%	15%	22%
Expected dividend yield	3.17%	3.54%	3.95%
Risk-free interest rate	4.40%	4.80%	5.24%

Contributed Surplus
(millions of dollars)
December 31,	2005	2004

Balance at beginning of year	5.4	1.9
Stock-based compensation	5.5	3.7
Option exercises	(0.9)	(0.2)

Balance at end of year	10.0	5.4

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18.  FINANCIAL INSTRUMENTS
Derivative Financial Instruments Used for Risk Management
The Company is exposed to movements in foreign currency exchange rates, interest rates and the price of energy commodities. In order to manage these exposures, the Company utilizes derivative financial instruments to create offsetting financial positions to specific underlying or cash market physical exposures. These exposures include the following:
Foreign Exchange
The Company has exposure to foreign currency exchange rates, primarily arising from its U.S. dollar denominated investments and its Euro investment in CLH, where both carrying values and earnings are subject to foreign exchange risk. The Company utilizes par forward contracts and cross currency swaps to manage a portion of the foreign exchange exposure related to changes in carrying values. In addition, US$117.0 million (2004 — US$275.0 million) of cross currency swaps have been entered into to hedge the Company’s exposure on its U.S. dollar denominated senior term notes. Long-term fixed rate debt of US$300.0 million (2004 — $ nil) has been designated as a hedge of U.S. dollar denominated foreign operations. The fair value of foreign exchange derivatives that are designated as hedges of foreign investments are recognized on the balance sheet, while all foreign exchange derivative instruments that are designated as cash flow hedges are accounted for on a settlement basis.
Interest Costs
The Company enters into forward interest rate agreements such as swaps and collars to convert floating rate debt to a fixed rate in order to hedge against the effect of future interest rate movements on its interest expense. The Company monitors its debt portfolio mix of fixed and variable rate instruments to ensure that it remains within the parameters of Board approved policy limits. In addition to the floating to fixed interest rate swaps, the Company has entered into fixed to floating interest rate swaps, with an aggregate notional amount of $300.0 million (2004 — $300.0 million), to manage its balance of fixed and floating rate debt.
Energy Commodity Costs
The Company uses gas price swaps, futures, options and collars to manage the value of commodity purchases and sales that arise from capacity commitments on the Alliance and Vector pipelines. The Company also uses derivative instruments to fix the value of variable price exposures that arise from commodity storage arrangements and natural gas supply agreements.
As a result of the Company’s ownership interest in Aux Sable, it is exposed to the price differential between natural gas and NGLs. This risk is hedged through the use of over-the-counter derivatives whereby the forward prices of natural gas and NGLs are fixed with swaps, or capped or collared with options.
The Company has also entered into over-the-counter swap agreements that convert the price of power in Alberta and Ontario from a floating rate to a fixed rate per megawatt hour (MW/H) or convert fixed rate power to a floating rate.
Natural Gas Supply Management
The Company hedges a portion of the cost of future natural gas supply requirements of EGD, on behalf of its ratepayers, as allowed by the regulator. Amounts paid or received under the agreements are recognized as part of the cost of the natural gas purchases and are recovered through the ratemaking process. At December 31, 2005, the Company had entered into natural gas price swaps and options to manage the price for approximately 20.7%, or 27.3 billion cubic feet(bcf), of its forecast fiscal 2006 system gas supply.
Credit Risk
Entering into derivative financial instruments can give rise to additional credit risks. Credit risk arises from the possibility that a counterparty will default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company minimizes credit risk by entering into risk management transactions only with institutions that possess investment grade credit ratings or have provided the Company with an acceptable form of credit enhancement. For transactions with terms greater than five years, the

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Company may also retain the right to require a counterparty that would otherwise meet the Company’s credit criteria, to provide collateral.
Fair Values
The fair values of derivatives have been estimated using year-end market information. These fair values approximate the amount that the Company would receive or pay to terminate the contracts.

(millions of dollars unless otherwise noted)
December 31,	2005			2004
	Notional	Fair Value		Notional	Fair Value
	Principal	Receivable/		Principal	Receivable/
	or Quantity	(Payable)	Maturity	or Quantity	(Payable)	Maturity

Foreign exchange
U.S. cross currency swaps	307.3	(2.9)	2007-2022	535.8	(51.1)	2005-2022
Euro cross currency swaps[1]	447.6	39.6	2006-2019	493.5	(51.3)	2005-2019
Forwards (cumulative exchange amounts)[2]	1,640.1	241.6	2006-2022	1,740.3	181.0	2005-2022
Interest rates
Interest rate swaps	954.4	(1.1)	2006-2029	1,069.0	1.5	2005-2029
Forward interest rate swaps	150.0	1.2	2007	200.0	—	2006
Energy commodities
Natural gas (bcf)	130.5	18.1	2006-2011	107.8	(1.0)	2005-2010
Natural gas supply (bcf)	27.3	(6.7)	2006	34.9	(28.1)	2005
Power (MW/H)	28.0	0.8	2006-2017	—	—	—

1.	Included in Deferred Amounts and Other Assets for qualifying hedges of foreign operations.

2.	Includes $160.6 million (2004 — $128.2 million) in Deferred Amounts and Other Assets for qualifying hedges of foreign operations.
In addition, the Company has forward foreign exchange contracts with a notional principal of Canadian $91.0 million (2004 — $214.0 million), to exchange Canadian for U.S. dollars. The outstanding instruments expire in 2007. The contracts are not effective hedges for accounting purposes but provide an economic hedge of an exposure related to income taxes on foreign currency gains or losses on Canadian dollar debt of a U.S. subsidiary. These instruments are recorded at fair value and have a fair value payable of $14.3 million as at December 31, 2005 (2004 — $28.8 million).
The Company has a net positive fair market value of $352.4 million to its derivative counterparties, as such the Company is exposed to replacement cost risk if these counterparties failed to perform obligations under these contracts. The Company has no significant concentration with any single counterparty and only transacts with highly credit worthy counterparties.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Interest Rate Management
The derivative instruments used to manage interest rate risk and the associated debt related to these instruments are as follows:

(millions of dollars)
		Effective	Notional
December 31, 2005	Maturity	Interest Rate[1]	Amounts

Liquids Pipelines
Commercial paper (floating to fixed interest swap)	2029	6.0%		25.4

Corporate
Commercial paper (floating to fixed interest swap)	2006	2.8%		400.0
Commercial paper (floating to fixed interest swap)	2006-2009	4.0%	US$	196.5
Senior term notes (cross currency swap)	2007	7.5%	US$	117.0
Medium term notes 5.45% (fixed to floating interest swap)	2006	floating		300.0

Fair Values of Other Financial Instruments
The fair value of financial instruments, other than derivatives, represents the amounts that would have been received from or paid to counterparties, calculated at the reporting date, to settle these instruments. The carrying amount of all financial instruments classified as current approximates fair value because of the short maturities of these instruments. The fair value of other financial instruments reflect the Company’s best estimate and are based on the Company’s valuation techniques or models to estimate market values.

Total Debt
(millions of dollars)
December 31,	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Liquids Pipelines	1,039.4	1,201.4	913.4	1,037.8
Gas Distribution and Services	1,786.7	2,184.2	1,823.4	2,168.9
Corporate	3,854.2	4,076.3	4,020.4	4,275.6

	6,680.3	7,461.9	6,757.2	7,482.3

The fair value of debt does not include the effects of hedging. Non-recourse debt has a carrying value of $1,688.1 million (2004 — $695.4 million) and a fair value of $1,775.1 million (2004 — $769.4 million).
Trade Credit Risk
Trade receivables related to Liquids Pipelines consist primarily of amounts due from companies operating in the oil and gas industry and are collateralized by the crude oil and other products contained in the Company’s pipelines and storage facilities. Trade receivables in Gas Pipelines and Sponsored Investments also consist primarily of amounts due from companies in the oil and gas industry, where shippers fail to maintain specified credit ratings they are required to provide letters of credit or other suitable security. Credit risk in the Gas Distribution and Services segment is reduced by the large and diversified customer base and the ability to recover an estimate for doubtful accounts through the ratemaking process. Included in accounts receivable is an allowance for doubtful accounts of $41.4 million at December 31, 2005 (2004 — $45.5 million).

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19.  INCOME TAXES

Income Tax Rate Reconciliation
(millions of dollars)
Year ended December 31,	2005	2004	2003

Earnings before income taxes	784.2	941.4	846.7

Combined statutory income tax rate	35.2%	35.5%	36.7%

Income taxes at statutory rate	276.0	334.2	310.7
Increase/(decrease) resulting from:
Tax rate changes on future income tax balances	1.2	42.7	6.2
Future income taxes related to regulated operations	(17.5)	(13.7)	(35.6)
Non-taxable items, net	(41.6)	(72.7)	(99.2)
Lower foreign tax rates	(9.1)	(15.1)	(21.1)
Large Corporations Tax in excess of surtax	12.3	10.0	15.3
Other	—	3.8	(3.7)

Income Taxes	221.3	289.2	172.6

Effective income tax rate	28.2%	30.7%	20.4%

In 2005, income taxes paid amounted to $150.3 million (2004 — $243.2 million; 2003 — $202.9 million).

Components of Future Income Taxes
(millions of dollars)
December 31,	2005	2004

Future Income Tax Liabilities
Differences in accounting and tax bases of property, plant and equipment	567.0	425.3
Differences in accounting and tax bases of investments	356.1	323.0
Other	230.6	197.2

	1,153.7	945.5

Future Income Tax Assets
Loss carryforwards	230.2	207.5
Other	49.4	85.7

	279.6	293.2

Total Net Future Income Tax Liability	874.1	652.3

At December 31, 2005, the Company has recognized the benefit of unused tax loss carryforwards of $660.8 million (2004 — $596.4 million). Unused tax loss carryforwards expire as follows; 2006 - $9.9 million; 2007 — $16.2 million; 2008 — $19.7 million; 2009 — $7.2 million; 2010 — $4.3 million; 2011 — $8.3 million, and 2014 — $2.6 million and 2015 and beyond — $592.6 million.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Geographic Components of Pretax Earnings and Income Taxes
(millions of dollars)
Year ended December 31,	2005	2004	2003

Earnings before income taxes
Canada	487.3	682.9	651.5
United States	150.5	123.2	40.1
Other	146.4	135.3	155.1

	784.2	941.4	846.7

Current income taxes
Canada	106.9	267.4	93.7
United States	—	5.0	(10.9)
Other	6.3	4.1	4.0

	113.2	276.5	86.8

Future income taxes
Canada	49.4	(18.3)	116.6
United States	58.7	30.6	(31.0)
Other	—	0.4	0.2

	108.1	12.7	85.8

Current and future income taxes	221.3	289.2	172.6

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20.  POST-EMPLOYMENT BENEFITS
Pension Plans
The Company has three basic pension plans which provide either defined benefit or defined contribution pension benefits or both for employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide non-contributory defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides non-contributory defined benefit pension benefits for U.S. based employees. The Company has four supplemental pension plans which provide pension benefits that exceed those benefits earned in the basic plans.
Defined Benefit Plans
Benefits payable from the defined benefit plans are based on members’ years of service and final average remuneration. These benefits are partially indexed to inflation after a member’s retirement. Contributions by the Company are made in accordance with independent actuarial valuations and are invested primarily in publicly-traded equity and fixed income securities. The effective dates of the most recent actuarial valuations and the next required actuarial valuations for the basic plans are as follows:

	Effective Date of Most Recently	Effective Date of Next Required
	Filed Actuarial Valuation	Actuarial Valuation

Liquids Pipelines	January 1, 2004	January 1, 2007
Enbridge U.S.	January 1, 2005	January 1, 2006
Gas Distribution and Services	January 1, 2005	January 1, 2008

The defined benefit pension plan costs have been determined based on management’s best estimates and assumptions of the rate of return on pension plan assets, rate of salary increases and various other factors including mortality rates, terminations and retirement ages.
Defined Contribution Plans
Contributions are generally based on the employee’s age, years of service and remuneration. For defined contribution plans, pension costs equal amounts required to be contributed by the Company. Pension costs in respect of these plans during the year were $2.4 million (2004 — $2.3 million; 2003 — $2.0 million).
Post-employment Benefits Other than Pensions
Post-employment benefits other than pensions (OPEB) include primarily supplemental health, dental, health spending account and life insurance coverage for qualifying retired employees.
The following tables detail the changes in the benefit obligation, the fair value of plan assets and the recorded asset or liability for the Company’s defined benefit pension plans and OPEB plans using the accrual method.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	OPEB		Pension Benefit

(millions of dollars)	2005	2004	2005	2004

Change in accrued benefit obligation
Benefit obligation, January 1	170.3	155.7	847.9	788.3
Service cost	4.4	4.0	25.5	22.7
Interest cost	10.5	9.4	52.7	49.4
Amendments	(5.8)	(2.2)	—	0.7
Employee contributions	0.4	0.4	—	—
Actuarial loss	20.4	13.5	159.0	30.4
Benefits paid	(5.8)	(5.4)	(41.7)	(38.9)
Other	—	—	—	3.3
Effect of exchange rate changes	(2.8)	(5.1)	(4.1)	(8.0)

Benefit obligation, December 31	191.6	170.3	1,039.3	847.9

Change in plan assets
Fair value of plan assets, January 1	40.2	36.2	1,061.8	986.7
Actual return on plan assets	1.0	1.7	161.9	110.0
Employer’s contributions	8.7	9.9	14.2	14.5
Employee contributions	0.4	0.4	—	—
Benefits paid	(5.8)	(5.4)	(41.7)	(38.9)
Other	—	—	(0.9)	(0.8)
Effect of exchange rate changes	(1.2)	(2.6)	(4.2)	(9.7)

Fair value of plan assets, December 31	43.3	40.2	1,191.1	1,061.8

Funded status
Benefit obligation, December 31	(191.6)	(170.3)	(1,039.3)	(847.9)
Fair value of plan assets, December 31	43.3	40.2	1,191.1	1,061.8

Overfunded/(Underfunded) status, December 31	(148.3)	(130.1)	151.8	213.9
Contribution after measurement date	0.8	—	—	2.9
Unamortized prior service cost	—	0.4	14.5	17.2
Unamortized transitional obligation/(asset)	14.7	24.2	(22.0)	(24.1)
Unamortized net loss	57.2	38.9	118.3	26.0

Net amount recognized, December 31	(75.6)	(66.6)	262.6	235.9

The table above reflects the funded status and recorded pension and OPEB assets and liabilities for all of the Company’s benefit plans on an accrual basis. However, in accordance with its ability to recover employee benefit costs on a cash basis for the regulated operations of Gas Distribution and Services, the Company records the cost of such benefits. Using the cash basis for the Gas Distribution and Services plans and the accrual method for all other plans, the Company’s net pension asset was $70.8 million (2004 — $72.9 million). The net OPEB liability was $15.4 million (2004 — $11.8 million). These net assets or liabilities are recorded on the balance sheet in Deferred Amounts and Other Assets with the current portion recorded in working capital accounts.
The weighted average assumptions made in the measurement of the projected benefit obligations of the pension plans and OPEB are as follows:

	OPEB			Pension Benefits

Year ended December 31,	2005	2004	2003	2005	2004	2003

Discount rate	5.30%	6.21%	6.31%	5.24%	6.26%	6.29%
Average rate of salary increases				4.44%	4.00%	4.00%

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Net Pension Plan and OPEB Costs Recognized
(millions of dollars)
Year ended December 31,	2005	2004	2003

Benefits earned during the year	32.3	29.0	27.7
Interest cost on projected benefit obligations	63.2	58.8	57.4
Actual return on plan assets	(162.9)	(111.7)	(110.5)
Difference between actual and expected return on plan assets	87.3	41.1	45.7
Amortization of prior service costs	2.3	2.3	2.8
Amortization of transitional obligation	0.2	0.1	0.5
Amortization of actuarial loss	9.6	12.2	12.0
Special Termination Benefits	—	3.3	—
Amount charged to EEP	(10.2)	(7.8)	(10.2)

Pension and OPEB cost recognized	21.8	27.3	25.4

The above table reflects the pension and OPEB cost for all of the Company’s benefit plans on an accrual basis. However, in accordance with its ability to recover employee benefit costs on a pay-as-you-go basis for the regulated operations of Gas Distribution and Services, the Company records the cost of such benefits on a cash basis. Using the cash basis for the Gas Distribution and Services plans and the accrual method for all other plans, the Company’s pension cost was $11.6 million (2004 — $11.6 million; 2003 — $9.4 million), and its OPEB cost was $5.9 million for 2005 (2004 — $5.8 million; 2003 — $7.0 million)
The weighted average assumptions made in the measurement of the cost of the pension plans and OPEB are as follows:

	OPEB			Pension Benefits

Year ended December 31,	2005	2004	2003	2005	2004	2003

Discount rate	6.21%	6.31%	6.79%	6.26%	6.29%	6.75%
Average rate of salary increases				4.00%	4.00%	4.00%
Average rate of return on pension plan assets	4.50%	4.50%	4.50%	7.31%	7.32%	7.25%

Medical Cost Trend Rates
The assumed medical cost trend rates for the next year used to measure the expected cost of benefits and the ultimate trend rate and the year in which the ultimate trend rate is assumed to be achieved are as follows:

	Medical Cost Trend	Ultimate Medical Cost	Year in which Ultimate
	Rate Assumption for	Trend Rate Assumption	Medical Cost Trend Rate
	Next Fiscal Year		Assumption is Achieved

Canadian Plans
Drugs	10%	5%	2016
Other Medical and Dental	5%	5%	2006

Enbridge U.S.	12%	5%	2012

A one percent increase in the assumed medical and dental care trend rate would result in an increase of $32.8 million in the accumulated post-employment benefit obligations and an increase of $2.6 million in benefit and interest costs. A one percent decrease in the assumed medical and dental care trend rate would result in a decrease of $26.0 million in the accumulated post-employment benefit obligations and a decrease of $2.0 million in benefit and interest costs.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Major Categories of Plan Assets
(millions of dollars)	OPEB				Pension Benefit

Year ended December 31,		2005		2004	2005			2004

	Target	%	Amount	%	Target	%	Amount	%

Equity securities	0.0%	0.0%	—	—	60.0%	58.8%	778.4	58.7%
Fixed income securities	100.0%	84.8%	36.7	84.1%	40.0%	31.7%	419.9	37.0%
Other	0.0%	15.2%	6.6	15.9%	0.0%	9.5%	125.2	4.3%

Total Assets	100.0%	100.0%	43.3	100.0%	100.0%	100.0%	1,323.5	100.0%

Assets attributable to former Affiliates			—				(132.4)	(115.1)

			43.3				1,191.1	(114.1)

Plan assets are invested primarily in readily marketable investments with thresholds on the credit quality of fixed income securities.
Expected Rate of Return on Plan Assets

	OPEB		Pension Benefit

Year ended December 31,	2005	2004	2005	2004

Canadian Plans	4.50%	4.50%	7.25%	7.25%

United States Plan	4.50%	4.50%	7.75%	7.75%

The Company manages the investment risk of its pension funds by setting a long term asset mix policy for each pension fund after consideration of: (i) the nature of pension plan liabilities; (ii) the investment horizon of the plan; (iii) the going concern and solvency funded status and cash flow requirements of the plans; (iv) the operating environment and financial situation of the Company and its ability to withstand fluctuations in pension contributions; and (v) the future economic and capital markets outlook with respect to investment returns, volatility of returns and correlation between assets. The overall expected rate of return is based on the asset allocation targets with estimates for returns on equity and debt securities based on long term expectations.

Plan Contributions by the Company
(millions of dollars)	OPEB		Pension Benefit

Year ended December 31,	2005	2004	2005	2004

Total contributions	8.7	9.9	14.2	14.5

Contributions expected to be paid in 2006	5.8		17.4

Benefits Expected to be Paid by the Company
(millions of dollars)

Year ended December 31,	2006	2007	2008	2009	2010	2011 - 2015

Expected future benefit payments	45.3	46.6	48.1	49.7	51.7	292.1

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21.  OTHER INVESTMENT INCOME

(millions of dollars)
Year ended December 31,	2005	2004	2003

Cost investments	50.9	84.0	67.2
Interest income	23.2	25.8	32.9
Gain on reduction of EEP ownership interest	24.5	19.7	50.0
Non-controlling interest in EEM	(12.4)	(20.2)	(25.9)
Gain on reduction of AltaGas ownership interest	—	9.9	—
Allowance for equity funds used during construction	0.9	0.9	3.2
Gain/(loss) on foreign currency contracts	6.8	(21.3)	(87.2)
Other	20.9	2.6	(4.8)

	114.8	101.4	35.4

22.  CHANGES IN OPERATING ASSETS AND LIABILITIES

(millions of dollars)
Year ended December 31,	2005	2004	2003

Accounts receivable and other	(441.4)	(347.4)	(346.9)
Inventory	(215.7)	35.3	(232.4)
Deferred amounts and other assets	(133.7)	(94.2)	(78.9)
Accounts payable and other	394.8	278.3	93.9
Interest payable	(1.4)	(13.1)	(5.5)

	(397.4)	(141.1)	(569.8)

Changes in accounts payable exclude changes in construction payables which are investing activities.
23.  RELATED PARTY TRANSACTIONS
Neither EEP nor EIF have employees and use the services of the Company for managing and operating their businesses. Vector Pipeline uses the services of Enbridge to operationally manage its business. Amounts for these services, which are charged at cost in accordance with service agreements are:

(millions of dollars)
Year ended December 31,	2005	2004	2003

EEP	184.7	173.0	128.9
EIF	—	9.4	4.7
Vector Pipeline	4.1	4.4	3.3

	188.8	186.8	136.9

EGD, a subsidiary of the Company, has contracts for gas transportation services from Alliance Pipeline Canada and Vector Pipeline. EGD is charged market prices for these services:

(millions of dollars)
Year ended December 31,	2005	2004	2003

Alliance Pipeline Canada	40.4	50.6	40.7
Vector Pipeline	29.2	39.1	23.2

	69.6	89.7	63.9

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CustomerWorks Limited Partnership (CustomerWorks), a joint venture, provides customer care services to EGD under an agreement having a five-year term starting January 2002. EGD is charged market prices for these services. CustomerWorks also rents an automated billing system from ECS, a subsidiary of the Company. Amounts charged by (to) CustomerWorks:

(millions of dollars)
Year ended December 31,	2005	2004	2003

EGD	103.6	127.0	95.5
ECS	(8.7)	(22.5)	(25.5)

	94.9	104.5	70.0

Enbridge Gas Services Inc., a subsidiary of the Company, purchases and sells gas at prevailing market prices with Enbridge Marketing (US) Inc., a subsidiary of EEP.

(millions of dollars)
Year ended December 31,	2005	2004	2003

Enbridge Gas Services Inc.
Purchases	48.1	30.7	33.6
Sales	(4.7)	(8.8)	(1.3)

	43.4	21.9	32.3

Enbridge Gas Services Inc., a subsidiary of the Company, has transportation commitments through 2015 on Alliance Pipeline Canada and Vector Pipeline. Amounts paid are as follows:

(millions of dollars)
Year ended December 31,	2005	2004	2003

Alliance Pipeline Canada	9.1	8.8	8.4
Vector Pipeline	0.7	0.5	0.6

	9.8	9.3	9.0

Enbridge Gas Services (US) Inc., a subsidiary of the Company, has transportation commitments through 2015 on Alliance Pipeline US and Vector Pipeline. Amounts paid are as follows:

(millions of dollars)
Year ended December 31,	2005	2004	2003

Alliance Pipeline US	7.1	7.6	7.8
Vector Pipeline	9.5	9.8	10.5

	16.6	17.4	18.3

Tidal Energy Marketing Inc., a subsidiary of the Company, purchases and sells commodities at prevailing market prices with EEP and a subsidiary of EEP.

(millions of dollars)
Year ended December 31,	2005	2004	2003

Purchases	9.7	—	—
Sales	—	(2.3)	—

	9.7	(2.3)	—

The receivable from affiliate of $177.0 million (2004 — $171.7 million) resulted from the sale of Enbridge Midcoast Energy to EEP. The note, denominated in U.S. dollar, bears interest at 6.6% and matures in 2007. The balance on December 31, 2005 was US$151.9 million (2004 — US$142.1 million). Interest income related to the affiliate receivable was $11.7 million (US$9.4 million), $11.8 million (US$9.0 million) and $21.7 million (US$15.5 million), in 2005, 2004 and 2003, respectively. The fair value of the receivable at December 31, 2005 is $176.8 million.
The Company also provides limited consulting and other services to investees as required. Market prices are charged for these services where they are reasonably determinable. Where no market price exists, a cost-based price is determined and charged. The Company may also purchase consulting and other services from affiliates.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Prices are determined on the same basis as services provided by the Company. The Company and affiliates invoice on a monthly basis and amounts are due and paid on a quarterly basis.
24.  COMMITMENTS AND CONTINGENCIES
Enbridge Gas Distribution Inc.

Class Action Lawsuit — late payment penalties
On April 22, 2004, the Supreme Court of Canada released its decision in a case commenced against EGD by a customer with respect to late payment penalties. The Supreme Court of Canada determined that EGD would be required to repay a portion of amounts paid to it as late payment penalties from April 1994. The total amount of late payment penalties billed between April 1994 and February 2002 (when EGD’s late payment penalty was revised), was approximately $74 million, of which a portion may be eligible for repayment. The amount payable is not determinable at this time. The Supreme Court has directed that a lower court determine the amount payable. Case conferences were held before a judge of the Ontario Supreme Court in August and December 2004 and March 2005 to discuss the remaining outstanding issues following the Supreme Court’s decision. Further court proceedings to determine the amount payable and other related issues are likely to be held in early 2006.
Late payment penalty revenues are included in EGD’s estimate of revenues for the year and therefore accrue to the benefit of all customers, reducing the cost of providing distribution services. The OEB approves these estimates and the resulting rates each year. EGD intends to apply to the OEB for recovery of any amount payable that results from this action.
Bloor Street Incident
EGD has been charged under both the Ontario Technical Standards and Safety Act (TSSA) and the Ontario Occupational Health and Safety Act (OHSA) in connection with an explosion that occurred on Bloor Street West in Toronto on April 24, 2003. The maximum possible fine upon conviction on all charges would be $5.0 million in aggregate. EGD has also been named as a defendant in a number of civil actions related to the explosion. A Coroner’s Inquest in connection with the explosion has also been called, but the proceedings are stayed pending resolution of the TSSA and OHSA matters. The courts have not yet ruled upon any of the charges laid under the TSSA or the OHSA, and thus it is not possible at this time to predict or comment upon the potential outcome. The trial in respect of these charges commenced January 3, 2006. EGD does not expect the outcome of these civil actions to result in any material financial impact.
Remediation of Discontinued Manufactured Gas Plant Sites
The remediation of discontinued manufactured gas plant sites may result in future costs to EGD. In October 2002, a claim was filed for $55 million in damages relating to a certain manufactured gas plant site. EGD filed a statement of defence in June 2003 denying liability. Trial scheduling court is expected to occur in early 2006 and it is possible that a trial in the matter may take place in 2006. Although management believes that it has a valid defence to this claim, certain risks exist. The probable overall cost cannot be determined at this time due to uncertainty about the presence and extent of damage in addition to the potential alternative remediation approaches which vary in cost. EGD expects that costs, if any, not recovered through insurance may be recovered through rates. As such, management does not believe that the outcome will have any material financial impact.
CAPLA Claim
The Canadian Alliance of Pipeline Landowners’ Associations (CAPLA) and two individual landowners have commenced a class action against the Company and TransCanada PipeLines Limited. The claim relates to restrictions in the National Energy Board Act on crossing the pipeline and the landowners’ use of land within a 30-metre control zone on either side of the pipeline easements. The Company believes it has a sound defence and intends to vigorously defend the claim. The Plaintiffs have filed a motion to establish a cause of action, one of the requirements to have the motion certified as a class action under the Class Proceedings Act (Ontario). These

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
matters are currently before the Ontario District Court for hearing. Since the outcome is indeterminable, the Company has made no provision at this time for any potential liability.
Enbridge Energy Company, Inc.
Enbridge Energy Company, Inc. (EEC), a subsidiary of the Company, is the general partner of EEP, EEC’s former subsidiary Enbridge Midcoast Energy Inc. (Midcoast) has been assessed by the U.S. Internal Revenue Service (IRS) taxes, interest and penalties of US$4.5 million for its 1999 through 2001 taxation years. Midcoast has paid all amounts and has filed a claim for refund of the full amount. The IRS has challenged Midcoast’s tax treatment of its 1999 acquisition of several partnerships that owned a natural gas pipeline system in Kansas (these assets were sold to EEP in 2002). The IRS position, if sustained, could decrease the U.S. tax basis for the pipeline assets, which could reduce Enbridge’s earnings by up to approximately US$60 million, although the immediate cash tax impact would be significantly less. Enbridge believes the tax treatment of the acquisition and related tax deductions claimed were appropriate. Enbridge intends to vigorously litigate this matter in U.S. District Court (Houston) beginning in February 2006.
Enbridge and its subsidiaries maintain reserves for income taxes, which include amounts estimated to be adequate to compensate for contingent liabilities arising from tax positions. While fully supportable in the Company’s view, these tax positions, if challenged by tax authorities, may not be fully sustained on review.
Olympic Pipe Line Company
On December 12, 2005 the Company announced that it will acquire a 65% common share interest in the Olympic Pipe Line Company for US$99.8 million subject to working capital adjustments. The transaction closed on February 1, 2006.
25.  GUARANTEES
EEC, as the general partner of EEP, has agreed to indemnify EEP from and against substantially all liabilities including liabilities relating to environmental matters, arising from operations prior to the transfer of its pipeline operations to EEP in 1991. This indemnification does not apply to amounts that EEP would be able to recover in its tariff rates if not recovered through insurance, or to any liabilities relating to a change in laws after December 27, 1991.
In addition, in the event of default, EEC, as the general partner, is subject to recourse with respect to a portion of EEP’s long-term debt, which amounts to US$186.0 million at December 31, 2005 (2004 — US$217.0 million).
In the normal course of conducting business, Enbridge, enters into a wide variety of agreements which provide for indemnification to third parties. Enbridge cannot reasonably estimate the maximum potential amounts that could become payable to third parties under these agreements however historically, Enbridge has not made any significant payments under these indemnification provisions. While many of these agreements may specify a maximum potential exposure, or a specified duration to the indemnification obligation, there are circumstances where the amount and duration are unlimited. Examples where such indemnification obligations have been issued include:
Sale Agreements for Assets or Businesses
•	breaches of representations, warranties or covenants;

•	loss or damages to property;

•	environmental liabilities;

•	changes in laws;

•	valuation differences;

•	litigation; and

•	contingent liabilities.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Provision of Services and Other Agreements
•	breaches of representations, warranties or covenants;

•	changes in laws;

•	failure to satisfy certain performance standards;

•	intellectual property rights infringement; and

•	litigation.
When disposing of assets or businesses, the Company may indemnify the purchaser for certain tax liabilities incurred while the Company owned the assets or for a misrepresentation related to taxes that result in a loss to the purchaser. Similarly, the Company may indemnify the purchaser of assets for certain tax liabilities related to those assets.
The Company has also agreed to indemnify EEM for any tax liability related to EEM’s formation, management of EEP and ownership of i-units of EEP. The Company has not made any significant payment under these tax indemnifications. The Company does not believe there is a material exposure at this time.
26.  UNITED STATES ACCOUNTING PRINCIPLES
These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.

Earnings and Comprehensive Income
(millions of dollars, except per share amounts)
Year ended December 31,	2005	2004	2003

Earnings under Canadian GAAP	556.0	645.3	667.2
Stock-based compensation[1]	(16.6)	—	—
Loss on ineffective hedges[4]	—	—	(53.8)
Tax effect of the above adjustments	—	—	21.5

Earnings under U.S. GAAP	539.4	645.3	634.9
Unrealized net gain/(loss) on cash flow hedges[5]	72.3	(32.9)	66.9
Reclassification adjustment on cash flow hedges[5]	—	—	80.6
Foreign currency translation adjustment[5]	(20.7)	2.4	(159.6)

Comprehensive income	591.0	614.8	622.8

Earnings per common share	1.60	1.93	1.92

Diluted earnings per common share	1.58	1.92	1.90

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial Position
(millions of dollars)
	December 31, 2005		December 31, 2004
	Canada	United States	Canada	United States

Cash[6]	153.9	153.9	105.5	120.3
Accounts receivable and other[4,5,6]	1,900.3	1,991.5	1,451.9	1,483.6
Property, plant and equipment, net[6]	10,466.6	10,466.6	9,066.5	10,334.1
Long-term investments[6]	1,842.8	1,842.8	2,278.3	1,898.1
Deferred amounts[2,6]	894.2	2,086.6	729.2	1,699.2
Intangible assets[6]	252.6	252.6	133.9	242.2
Goodwill[6]	367.2	367.2	31.5	339.6
Accounts payable and other[1,4,5,6]	1,624.8	1,671.0	1,275.9	1,375.8
Current maturities and short-term debt[5,6]	401.2	401.2	703.9	715.2
Current portion of non-recourse debt[6]	68.2	68.2	30.2	71.7
Long-term debt[4,5,6]	6,279.1	6,279.8	6,053.3	6,264.9
Non-recourse long-term debt[6]	1,619.9	1,619.9	665.2	1,503.5
Other long-term liabilities[6]	91.7	91.7	151.8	158.5
Future income taxes[2,4,5,6]	874.1	2,162.2	652.3	1,638.9
Non-controlling interests[6]	691.0	691.0	514.9	689.9
Retained earnings	2,098.2	2,027.6	1,840.9	1,770.3
Contributed surplus[1]	10.0	2,218.7	5.4	—
Additional paid in capital[1]	—	53.9	—	27.3
Foreign currency translation adjustment[5]	(171.8)	—	(139.8)	—
Accumulated other comprehensive loss[5]	—	(95.5)	—	(147.1)

1.	Stock-based Compensation

Effective January 1, 2003, the Company adopted FAS 123, Accounting for Stock-Based Compensation, on a prospective basis for U.S. GAAP, and elected to use the fair value-based method to measure compensation expense for all options issued after January 1, 2003. The adoption of the fair value method for U.S. GAAP eliminates all differences between Canadian and U.S. GAAP for options granted subsequent to the date of adoption. Disclosure differences in pro forma earnings between Canadian and U.S. GAAP will remain for those options granted prior to adoption, on January 1, 2002, of the Canadian accounting standard for stock-based compensation. Earnings differences will remain for performance-based options granted during 2002 when they vest.

Prior to the adoption of FAS 123, the Company accounted for stock-based compensation for U.S. GAAP in accordance with APB 25, Accounting for Stock Issued to Employees, which required the use of the intrinsic value-based method to measure compensation expense. Under U.S. GAAP, 1,620,000 of the 2002 issuance of performance-based options vested during 2005 resulting in a pre-tax compensation expense of $16.6 million (2004 — nil).

2.	Future Income Taxes

Under U.S. GAAP, deferred income tax liabilities are recorded for rate-regulated operations, which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are expected to be recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities are adjusted to reflect changes in enacted income tax rates. A deferred tax liability of $654.1 million (2004 — $596.8 million) is recorded for U.S. GAAP purposes and reflects the difference between the accounting basis and the tax basis of property, plant and equipment. Regulated companies following the taxes payable method are not required to record this additional tax liability under Canadian GAAP. To recover the additional deferred income taxes recorded under U.S. GAAP through the ratemaking process, it would be necessary to record incremental revenue of $538.3 million (2004 — $333.1 million).

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.	Accounting for Joint Ventures

U.S. GAAP requires the Company’s investments in joint ventures be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders’ equity.

4.	Financial Instruments

For U.S. GAAP purposes, FAS 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair value of derivatives are recognized in current period earnings unless specific hedge accounting criteria are met.

The accounting for changes in the fair value of derivatives held for hedging purposes depends upon their intended use. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in the fair value of derivative instruments is offset through other comprehensive income (or loss), until the variability in cash flows being hedged is recognized in earnings in future accounting periods.

5.	Accumulated Other Comprehensive Loss

At December 31, 2005, Accumulated Other Comprehensive Loss of $95.5 million consists of an accumulated foreign currency translation balance of $149.8 million (2004 — $129.1 million) and net unrealized gains of $54.3 million (2004 — losses of $18.0 million). For U.S. GAAP purposes, the foreign currency translation adjustment balance is classified as a component of Accumulated Other Comprehensive Loss. The fair value of derivative financial instruments that qualify as cash flow hedges are also included in Accumulated Other Comprehensive Loss.

Of the total Accumulated Other Comprehensive Loss of $95.5 million, the Company estimates that approximately $10.4 million, representing unrecognized net gains on derivative activities at December 31, 2005, is expected to be reclassified into earnings during the next twelve months and primarily relates to natural gas supply management.

6.	Consolidation of Variable Interest Entities

On December 24, 2003, the Financial Accounting Standards Board issued a revision to FASB Interpretation (FIN) 46, which replaces the interpretation released in January 2003.

FIN 46R requires the primary beneficiary of a variable interest entity’s activities to consolidate the variable interest. The Company is the primary beneficiary of EIF through a combination of the 41.9% equity interest and the preferred unit interest. Effective January 1, 2005, the Company adopted without restatement of prior periods the new CICA accounting guideline for Consolidation of Variable Interest Entities (AcG 15). AcG 15 and FIN46R do not create U.S. GAAP differences for the Company, therefore there is not a U.S. GAAP difference related to variable interest entities at December 31, 2005. The impact of FIN 46R included in the U.S. GAAP amounts at and for the year ended December 31, 2004 are outlined below:

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Statement of Financial Position	December 31,
(millions of Canadian dollars)	2004

Cash	14.8
Accounts receivable and other	22.7
Property, plant and equipment, net	1,267.8
Deferred amounts and other assets	42.0
Intangible assets	108.3
Goodwill	308.1

1,763.7

Less: Liabilities
Accounts payable and other	22.7
Current portion of non-recourse long-term debt	41.5
Non recourse long-term debt	1,045.3
Other long-term liabilities	6.7
Future income taxes	92.1
Non-controlling interests	175.0

1,383.3
380.4
Elimination of investment in EIF	(380.4)

Net financial position impact	nil

Statement of Earnings	Year ended	Six months ended
(millions of Canadian dollars)	December 31, 2004	December 31, 2003

Transportation revenue	239.8	126.0
Operating and administrative	(61.8)	(31.6)
Depreciation and amortization	(70.1)	(34.9)
Other investment income	(5.2)	(4.5)
Interest expense	(60.3)	(31.3)
Income taxes	1.2	(0.3)

	43.6	23.4
Elimination of EIF investment income	(43.6)	(23.4)

Net earnings impact	nil	nil

Statement of Cash Flows	Year ended	Six months ended
(millions of Canadian dollars)	December 31, 2004	December 31, 2003

Operating activities	54.5	24.2
Investing activities	(14.7)	(359.4)
Financing activities	(52.6)	362.8

Net cashflow impact	(12.8)	27.6

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Supplemental Disclosure — Pro Forma Compensation Expense
U.S. GAAP requires that, where the fair value based method is not used to measure compensation expense, pro forma earnings and earnings per share, calculated as if the fair value based method had been used, must be disclosed. In Canada, these requirements apply to options granted on or after January 1, 2002 and therefore, the Company’s Canadian GAAP disclosure does not include any options granted prior to that date.

(millions of dollars except per share amounts)
Year ended December 31,	2005	2004	2003

Earnings under U.S. GAAP
As reported	539.4	645.3	634.9
Stock-based compensation expense	(27.5)	(8.2)	(7.9)
Included as an expense in the statement of earnings	24.8	4.2	1.9

Pro forma	536.7	641.3	628.9
Earnings per common share
As reported	1.60	1.93	1.92

Pro forma	1.59	1.92	1.90
Diluted earnings per common share
As reported	1.58	1.92	1.90

Pro forma	1.57	1.91	1.88

New Accounting Standards
In June 2005, the U.S. Emerging Issues Task Force (EITF), reached a consensus on EITF issue 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), addressing when a general partner, or general partners as a group, control and should therefore, consolidate a limited partnership. Under EITF 04-5, a sole general partner is presumed to control a limited partnership when certain conditions are met. As a result, for the first reporting period beginning after December 15, 2005, it is expected that the Company will be required to include the accounts of EEP for U.S. GAAP purposes.